As filed with the Securities and Exchange Commission on June 27, 2006

Registration No. 333-134766

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

(Amendment No. 1)

TRANS WORLD CORPORATION

(Name of small business issuer in its charter)

Nevada	7900	13-3738518
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code Number)

545 Fifth Avenue, Suite 940

New York, New York 10017

(212) 983-3355

(Address and telephone number of principal executive offices)

545 Fifth Avenue, Suite 940

New York, New York 10017

 (Address of principal place of business or intended principal place of business)

Rami S. Ramadan, Chief Executive Officer

Trans World Corporation

545 Fifth Avenue, Suite 940

New York, New York 10017

(212) 983-3355

(Name, address and telephone number of agent for service)

With a copy to:

Timothy B. Matz

Jeffrey A. Koeppel

Elias Matz Tiernan & Herrick L.L.P.

734 15th Street, N.W., 12th Floor

Washington, D.C. 20005

(202) 347-0300

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price	Amount of registration fee(1)
Common Stock	6,452,045	$2.55	$16,452,714.75	$1,760.44	(2)

(1) Of the shares of common stock registered hereby, 11,382 shares may be acquired upon the exercise of warrants with an exercise price of $1.00 per share. However, sales of the common stock by the selling stockholders are expected to be at or near market prices. On May 31, 2006, the average of the high and the low sales price for the common stock as reported on the OTS Bulletin Board was $2.55. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2) Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

6,452,045 Shares

TRANS WORLD CORPORATION

Common Stock

$0.001 par value per share

This is an offering of 6,452,045 shares of the common stock, $0.001 par value per share, of Trans World Corporation by the selling stockholders identified elsewhere in this prospectus. The shares covered by this prospectus include 6,440,663 outstanding shares of common stock and 11,382 shares of common stock issuable upon the exercise of warrants that we previously issued to certain selling stockholders in private transactions. The shares are being registered to permit public secondary trading of the shares that are being offered by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of these shares.

The selling stockholders may, but are not obligated to, offer all or part of their shares for resale from time to time through public or private transactions including underwritten offerings, at either prevailing market prices or at privately negotiated prices. See “Plan of Distribution,” below.

Our common stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol “TWOC.OB.”  On June 23, 2006, the last reported sales price on our common stock was $2.85 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is June 27, 2006.

The map below shows the locations of our four casinos in the Czech Republic.

[INSIDE FRONT COVER PAGE]

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this document or any other document to which we refer you. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in a jurisdiction where the offer or sale is not permitted. The information contained in this document is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of shares of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights selected information about us and the offering that is contained elsewhere in this prospectus. You should read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” on page 4 and the financial statements and related notes included elsewhere in this prospectus, as well as the other documents to which we refer you. Except as otherwise indicated by the context, references in this prospectus to “we,” “us,” “our,” “TWC” or the “Company” are to the combined business of Trans World Corporation and its wholly-owned subsidiaries, and in each case does not include the selling stockholders. References to the “Czech Republic” or to the “CZ” are references to the country, the Czech Republic. All references to “dollars,” “USD” or “$” refer to United States dollars, references to “€” or “EUR” refer to the Euro, the currency of the European Union, and references to “CZK” refer to the Czech Koruna, the currency of the Czech Republic.

Our Business

We were organized as a Nevada corporation in October 1993 for the acquisition, development and management of gaming establishments that feature live and mechanized gaming, including video gaming devices such as video poker machines. In 1998, we changed our operating strategy by shifting our focus to the casino market in Europe. Today, we own and operate four full-service casinos in the Czech Republic, which are located in Ceska Kubice, Rozvadov, Hate (the Route 59 casino), and, since December 19, 2004, in Dolni Dvoriste (the Route 55 casino). The casinos, which operate under the brand name “American Chance Casinos” and showcase themes portraying recognizable eras of American history, are situated at border locations and draw the majority of their clients from Germany and Austria. Each of the casinos has a distinctive American theme: Pacific South Seas, Chicago in the Roaring 20’s, Southern Antebellum and Miami Beach in the 1950’s. Our operating strategy centers on differentiating our products from the very formal German and Austrian casinos. Management has endeavored to create gaming environments with casual and exciting atmospheres that emphasize entertainment. Further, as part of American Chance Casinos’ (or ACC) operating formula, management strives to uphold the integrity and professionalism of its American-owned operations as a means to dispel any concerns that German and Austrian clients might have about gambling in the Czech Republic. Although our headquarters are located in New York City, we currently have no operating presence in the United States.

Our existing operations are located exclusively in the Czech Republic and in the gaming industry. However, our senior management, several of whom have extensive experience in the hotel industry, are exploring ways to expand the Company through the acquisition and/or development of new or existing hotels, while continuing to grow our existing Czech Republic gaming operations. Acquisitions will be based on evaluations of the potential returns of projects that arise and the availability of financing to purchase additional assets.

We have filed a registration statement with the Securities and Exchange Commission (SEC) on Form SB-2 (file number
333-134766), as amended, to register the resale of 6,452,045 shares of our common stock by certain selling stockholders as described herein. Those shares were previously issued by us to those selling stockholders in private placements, as follows:

•                  56,575 shares were issued due to the exercise of warrants issued in 1998 and 1999 to institutional “accredited” lenders in conjunction with the loan made to us to facilitate the purchase of our casinos in Ceska, Rozvadov and land in Hate, CZ. The loans also permitted the purchase of a casino in Zaragoza, Spain (which has since been divested), and the construction of our third casino, Route 59, on that land in Hate;

•                  11,382 shares that are subject to issuance upon the exercise of the remaining warrants issued in 1998 and 1999 in conjunction with the loans made to us to facilitate the purchase of our casinos as noted above;

•                  232,708 shares were issued to an affiliated noteholder in a private exchange for $4.8 million principal amount (and $1.9 million unpaid interest) of our 12% Senior Secured Notes relating to our discontinued Louisiana operations (that we call the LA Exchange) in May 2002;

•                  3,342,192 shares were issued to affiliated noteholders in a publicly registered exchange offer for $13.6 million principal amount of our 12% Senior Secured Notes relating to our Czech operations (that we call the Public Exchange) in June 2003; and,

•                  2,809,188 shares were issued in December 2005 to five institutional “accredited” investors, and our placement agent, who purchased our common stock in a private placement. We will use the proceeds from that sale to renovate the Route 59 casino in Hate, make capital improvements to the Route 55 casino in Dolni Dvoriste, purchase 100 slot machines and as general working capital.

We agreed to register some of these shares for resale by the selling stockholders in the agreements to subscribe for such shares in the December 2005 private placement. Our board of directors has determined that it would be in the best interests of the Company and its stockholders to register the remainder of such shares in order to increase the market liquidity in the common stock and as an accommodation to our largest stockholder. The board believes that an increased trading volume will enhance a more active and liquid market in the Company’s shares and should decrease extreme price fluctuations when our shares trade in the over-the-counter market.

If and when the aforesaid registration statement is declared effective by the SEC, the offers and sales of common stock covered by the registration statement by the selling stockholders would commence then or at a later date as determined by those stockholders. We have no control over the timing or pricing of such sales. See “Risk Factors – Risks Related to Our Common Stock.”

Our corporate headquarters is located at 545 Fifth Avenue, Suite 940, New York, New York 10017. Our telephone number is (212) 983-3355. We have a website at www.transwc.com that is linked to the website for our casinos at www.american-chance-casinos.com. Neither site is a part of this prospectus.

THE OFFERING

Common stock outstanding prior to, and to be outstanding after, this offering	7,840,869 shares.

Common stock offered by us	We are not offering any shares of our common stock for sale pursuant to this prospectus.

Common stock offered by the selling stockholders	6,452,045 shares.

Total shares of common stock offered pursuant to this prospectus	6,452,045 shares.

Method of offering

The selling stockholders may offer and sell their shares in one or more types of transactions, including in ordinary brokerage transactions, by cross or block trades, in negotiated transactions, by sales “at the market,” in underwritten offerings, and in transactions involving options, swaps and other derivatives. See “Plan of Distribution” below.

Dividends	We have not in the past paid any dividends on our common stock and currently have no plans to do so.

Risk Factors	See “Risk Factors” beginning on page 4 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

Trading	Shares of our common stock trade in the over-the-counter market and are quoted on the OTC Bulletin Board under the symbol “TWOC.OB.”

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risks and the other information set forth elsewhere in this prospectus, including our financial statements and related notes, before you decide to purchase shares of our common stock.

Risks Related to Our Business

Our ability to sustain our net income depends on our management.

For the year ended December 31, 2005 and the three months ended March 31, 2006, the Company had net income of approximately $79,000 and $264,000, on total revenue of approximately $23.4 million and $6.0 million, respectively. The year 2005 was exceptional due to the launching, marketing and first year of operation of our newest and largest casino, Route 55 in Hate, Czech Republic, which significantly increased our total expenditures. Our ability to sustain profitability from continuing operations will depend upon the successful management of our gaming establishments in the Czech Republic, their expansion, the addition of gaming business units, and the expansion of operations to include non-gaming sources of revenue. There can be no assurance that we will achieve or maintain profitability as a result of these operations or otherwise.

We are seeking to diversity our operations into a new business line.

At this time, our operations have been located exclusively in the Czech Republic. We are currently seeking to develop or acquire interests in gaming operations and hotels in other European countries, including countries in Eastern Europe which may not be members of the European Union. The Company’s experience operating hotels is limited and we currently have no operations outside the Czech Republic.

We are subject to high taxes on our gaming operations.

Gaming operators are typically subject to significant taxes, which could increase at any time. Any material increase in these taxes would adversely affect our results of operations. The Czech Republic currently imposes a number of different taxes on our operations. Applicable taxes include a value-added tax or VAT, gaming tax, charity tax, and payroll (social) taxes. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters) are subject to review and investigation by a number of Czech governmental authorities, which are authorized by law to impose extremely severe fines, penalties and interest charges. Management believes that it has adequately provided for the Company’s tax liabilities.

We are dependent upon our key personnel.

Our ability to successfully manage our Czech casinos, implement our expansion strategy, and maintain a competitive position in the marketplace will continue to depend, in large part, on the ability of Mr. Rami S. Ramadan, the Company’s President, Chief Executive Officer and

Chief Financial Officer. The Company is also dependent upon other key employees, casino managers and consultants employed by the Company from time to time.

Our ability to grow our business is dependent on additional financing.

Although we have achieved positive income for the third consecutive year, our growth strategies require additional debt and/or equity financing for the acquisition and development of other businesses. In this regard, our ability to obtain additional financing has been improved as a result of the Company’s recapitalizations in 2002 and 2003, which effectively reduced our then existing debt burden in 2003 by approximately 80%, and as a result of our private placement that raised approximately $4.75 million in December 2005. Despite these improvements, there can be no assurance that further financing will be available in the future on terms favorable to us or at all.

Our international operations subject us to a number of significant risks.

Our operations occur completely outside of the United States. Operating internationally involves additional risks relating to such things as currency exchange rates, different legal or regulatory environments, political and economic risks relating to the stability or predictability of foreign governments, differences in the manner in which different cultures do business, difficulties in staffing and managing foreign operations, differences in financial reporting, operating difficulties, different types of criminal threats and other factors. The occurrence of any of these risks, if severe enough, could have a material adverse effect on the financial condition or results of operations of the Company.

Our liability insurance may be inadequate.

The Company currently maintains, and intends to continue to maintain, general liability insurance in each of our locations. There can be no assurance that liability claims will not exceed the coverage limits of such policies or that such insurance will continue to be available on commercially reasonable terms or at all. There can be no assurance that such insurance will be adequate to cover unanticipated liabilities.

We could issue a series of preferred stock that might adversely affect our common stockholders.

Our Articles of Incorporation, as amended, authorize the issuance of 4,000,000 shares of “blank check” preferred stock, with designations, rights and preferences that may be determined from time to time by our board of directors. Accordingly, the board of directors is empowered, without further stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. In the event of such issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company has no current plans to issue any shares of preferred stock. However, there can be no assurance that preferred stock will not be issued at some time in the future.

Our outstanding warrants and options will have a dilutive effect on our common stock.

As of April 30, 2006, warrants exercisable for a total of 11,382 shares of common stock and options for 186,335 shares of common stock are outstanding, which, if all were exercised, would represent 2.4% of the 8,038,586 shares of common stock that would be outstanding. The issuance of such securities would have a dilutive effect on any earnings per share that the Company may generate when the earnings per share are determined on a fully diluted basis.

We face significant competition, and if we are not able to compete successfully our results of operations will be harmed.

The gaming industry is highly fragmented and characterized by a high degree of competition among a large number of participants in the Czech Republic, Germany and Austria, many of which have financial and other resources that are greater than ours. Competitive gaming activities include casinos, slot parlors, and other forms of legalized gaming in the Czech Republic and neighboring jurisdictions. Legalized gaming is currently permitted in various forms throughout Germany and Austria. If additional gaming opportunities become available near our operating facilities, such gaming destinations could attract players that might otherwise visit our casinos. The resulting loss of revenue at our casinos may have a material adverse effect on our business, financial conditions and results of operations.

We face extensive regulation from gaming and other regulatory authorities, which involve considerable expense and could harm our business.

As owners and operators of gaming facilities, we are subject to extensive national and local regulation in the Czech Republic. National and local authorities require us and our subsidiaries to demonstrate suitability to obtain and retain various licenses and require that we have registrations, permits and approvals to conduct gaming operations. The various regulatory authorities, including the National Ministry of Finance, may for any reason set forth in applicable legislation, rules and regulations limit, condition, suspend or revoke a license or registration to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries. Like all gaming operators in the jurisdictions in which we operate or plan to operate, we must periodically apply to renew our gaming licenses or registrations and have the suitability of certain of our directors, officers and employees approved. Regulatory authorities may also levy substantial fines against us or seize our assets or the assets of our subsidiaries or the people involved in violating gaming laws or regulations. Any of these events could force us to terminate operations at an existing gaming facility, or could prohibit us from successfully completing a project in which we invest. Closing facilities or an inability to expand may have a material adverse effect on our business, financial condition and results of operations.

From time to time, legislators and special interest groups have proposed legislation in the Czech Republic that would expand, restrict or prevent gaming operations or that may otherwise adversely impact our operations in the jurisdictions in which we operate. Any expansion of gaming, or restriction on, or prohibition of, our gaming operations could have a material adverse effect on our operating results.

We may face disruption in integrating and managing facilities we open or acquire in the future, which could adversely impact our operations.

We continually evaluate opportunities to acquire or develop casinos and/or hotels, some of which are potentially significant in relation to our size. We expect to continue pursuing expansion opportunities, and we could face significant challenges in managing and integrating expanded or combined operations resulting from our expansion activities. The integration of any new projects we acquire or develop in the future will require the dedication of management resources that may temporarily divert attention from the day-to-day business of our existing operations, which may interrupt the activities of those operations and could result in deteriorating performance from those operations. The management of new operations, especially in new geographic areas, may require that we increase our managerial staff, which would increase our expenses.

A downturn in general economic conditions may adversely affect our results of operations.

Our business operations are subject to changes in international, national and local economic conditions, including changes in the economy related to future security alerts in connection with threatened or actual terrorist attacks, such as those that occurred on September 11, 2001, and related to the war with Iraq, which may affect our customers’ willingness to travel or spend money on discretionary items. A recession or downturn in the general economy, or in a region constituting a significant source of customers for our casinos, could result in fewer customers visiting our properties, which would adversely affect our results of operations.

Inclement weather and other conditions could seriously disrupt our business, which may hamper our financial condition and results of operations.

The operations of our casinos are subject to disruptions or reduced patronage as a result of severe weather conditions. For instance, in the winter of 2005, the Czech Republic experienced severe cold and occasional heavy snow, which kept many of our customers at home. In the event weather conditions limit access to our casinos or otherwise adversely impact our ability to operate our casinos at full capacity, our revenue will suffer, which will negatively impact our operating results.

Construction delays and budget overruns could adversely affect our development of new casino projects and may harm our business.

We currently are engaged in the development of a new hotel in Hate, Czech Republic. We also evaluate other opportunities to expand our business as they become available, and we may in the future acquire or develop additional casinos or hotels. The anticipated costs and construction periods to develop and build a property are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects and contractors. Unanticipated cost increases or other factors may result in the estimated budgets we use to plan our investment in new facilities not accurately forecasting the costs of those facilities, in which cases our operating results will be adversely impacted to a greater degree than we initially planned. In addition, if our initial budgets are not accurate, we may need to pursue additional financing to complete a proposed project, which may not be available on favorable terms or at all. The adverse impact on our results of operations resulting from cost overruns on any development projects we undertake may adversely affect our net income and consequently, our stock price.

Construction projects entail significant risks, which can cause substantial delays in completing a project in addition to increasing the costs of the project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, and weather interference. Most of these factors are beyond our control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant delays with respect to development projects could result in a delay in our ability to recognize revenue from a new property, even though we would recognize a portion of the development costs of the project as construction was ongoing. This could adversely affect our results of operations.

Fluctuations in currency exchange rates could adversely affect our business.

We do all of our business in the Czech Republic. The Czech Republic has joined the European Union but has not yet adopted the Euro currency. All of our operations in the Czech Republic are conducted in Czech Korunas, the local Czech currency and in Euros, the European Union’s single currency used in Germany and Austria. A decrease in the value of the Czech Koruna or the Euro in relation to the value of the U.S. dollar would decrease the revenue and operating profit from our operations when translated into U.S. dollars, which would adversely affect our consolidated results. In addition, we expect to expand our operations into other countries, which may use currencies other than the Euro or the U.S. dollar and, accordingly, we will face similar exchange rate risk with respect to the costs of doing business in such countries as a result of any increases in the value of the U.S. dollar in relation to the currencies of such countries. We do not currently hedge our exposure to fluctuations in the Czech Koruna or to the Euro, and there is no guarantee that we will be able to successfully hedge any future foreign currency exposure.

The availability and cost of financing could have an adverse effect on our business.

We intend to finance our current and future expansion and renovation projects primarily with cash flow from operations, bank borrowings and equity or debt financings. We currently maintain a nominal line of credit with our U.S. bank lender, but such line cannot be relied upon to improve our liquidity. If we are unable to finance our current or future expansion projects, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects as well as reducing or delaying capital expenditures, or obtaining additional equity financing or joint venture partners. These sources of funds may not be sufficient to finance our planned expansion, and other financing may not be available on acceptable terms, in a timely manner or at all. If we are unable to secure additional financing, we could be forced to limit or suspend expansion, development and renovation projects, which may adversely affect our business, financial condition and results of operations.

Energy and fuel price increases may adversely affect our costs of operations and our revenues.

Our casinos use significant amounts of electricity, natural gas and other forms of energy. While we have not experienced any shortages of energy that have hampered our operations, the substantial increases in the cost of electricity and natural gas in the Czech Republic may negatively affect our results of operations. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases. Dramatic increases in fuel prices may also adversely affect customer visits to our casino properties.

Acts of terrorism, war or other natural disasters may negatively impact our future profits.

Terrorist attacks and other acts of war or hostility have created many economic and political uncertainties. We cannot predict the extent to which terrorism may directly or indirectly impact our business and operating results. As a consequence of the threat of terrorist attacks and other acts of war or hostility in the future, premiums for a variety of insurance products have increased, and some types of insurance are no longer available. Given current conditions in the global insurance markets, we are uninsured for losses and interruptions caused by terrorist acts and acts of war. In addition, natural disasters such as major fires, floods, hurricanes and earthquakes could also adversely impact our business and operating results. Such events could lead to the loss of uses of one or more of our properties for an extended period of time and disrupt our ability to attract customers to certain of our gaming facilities. If any such event were to affect our properties, we would likely be adversely impacted.

Work stoppages and other labor problems could negatively impact our future profits.

Although none of our employees are represented by labor unions, a labor action or work stoppage at one of our casino properties or construction projects could have an adverse effect on our business and results of operations. From time to time we have also experienced attempts to unionize certain of our non-union employees. While these efforts have ended without success to date, we cannot provide any assurance that we will not experience additional and more successful union activity in the future.

We have taken limited steps to protect our intellectual property rights.

While we have taken some steps to protect our intellectual property rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in the Czech Republic where its laws may not protect our proprietary rights as fully as U.S. (common and/or statutory) law might. Infringement of our intellectual property could potentially harm our business.

Historically, trademarks and service marks have been the principal form of intellectual property right of relevance to the gaming industry. However, due to the increased use of technology in computerized gaming machines and in business operations generally, other forms of intellectual property rights (such as patents and copyrights) are becoming increasingly relevant. It is possible, that in the future, third parties might assert superior intellectual property rights or allege that their intellectual property rights cover some aspect of our operations. The defense of such allegations may result in a substantial expenditure of management time and money, and if such allegations should be true, may have a material impact on our business.

Risks Related to Our Common Stock

We do not pay dividends on our common stock.

The Company has not paid any dividends to date on its common stock, and does not expect to declare or pay any dividends in the foreseeable future. The Company intends to retain future earnings, if any are generated, for investment in its current operations and for future business development or acquisitions.

The market price for our common stock may be volatile.

The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including but not limited to:

•                  the lack of depth and liquidity of the market for our common stock;

•                  actual or anticipated fluctuations in our quarterly operating results;

•                  announcements of new projects or services by us or our competitors;

•                  changes in the economic performance or market valuations of other companies involved in gaming industry;

•                  our sales of common stock;

•                  investor perceptions of us and our business;

•                  changes in the estimates of the future size and growth rate of our markets;

•                  announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•                  additions or departures of key personnel;

•                  potential litigation; and,

•                  conditions in the gaming market.

In addition, the stock market in general, and the over-the-counter market in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the performance of listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. Our common stock trades on the Over-the-Counter Electronic Bulletin Board, which is characterized by small issuers and a lack of significant trading volumes relative to other U.S. markets. These factors may result in volatility in the price of our common stock. Our shares are not liquid and are thinly traded. On some days on which the markets are open, our common stock does not trade at all, and when it does trade, there is usually a spread between the bid and asked price that is larger than it might be if there were greater liquidity and a larger float in the shares, which results in exaggerated price swings in such transactions. Accordingly, we do not believe that the “market” price may, at any particular time, accurately reflect the intrinsic, or even the market, value of our common stock.

A large portion of our common stock is controlled by a small number of stockholders.

Value Partners, Ltd., a Texas limited partnership controlled by Mr. Timothy G. Ewing, a member of our board of directors, controls 45.4% of our common stock, 16.9% is held by Special Situations Funds, an unaffiliated investment fund, and 11.3% of our common stock is held by Wynnefield SmallCap Value Offshore Fund, Ltd., another unaffiliated investment fund. As a result, Mr. Ewing is able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions including business combinations. Furthermore, the current ratios of ownership of our common stock reduce the public float and liquidity of our common stock, which can in turn affect the market price of our common stock.

Only a limited trading market for our common stock exists.

Historically, we have had limited trading in our common stock, in part, as a result of the limited public float in our stock and as a result of our operating history. Unless a substantial number of shares are sold by the selling shareholders and other Company shareholders into the open market, an active trading market for shares of our common stock may never develop. Without an active market in our shares, the liquidity of the stock could be limited and prices for the common stock would be depressed and/or volatile.

Our common stock is traded in the over-the-counter market through the Over-the-Counter Electronic Bulletin Board. Our common stock may never be included for trading on any stock exchange or through any other quotation system (including, without limitation, the NASDAQ Stock Market).

As there is only limited trading activity in our securities, the sale of a substantial amount of our common stock in the market over a relatively short period of time could result in significant fluctuations in the market price of our common stock and could cause our common stock price to fall.

Our common stock is subject to additional regulation as a “penny stock,” which may reduce the liquidity of our common stock.

Because the trading price of our common stock is below $5.00 per share, the open-market trading of our common stock is subject to the “penny stock” rules of the Securities and Exchange Commission, or SEC. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or, together with his or her spouse, $300,000). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase.

Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell the common stock and may affect a stockholder’s ability to resell the common stock.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

We are obligated to indemnify our officers and directors for certain losses they suffer.

Our Articles of Incorporation, as amended, and Bylaws, as amended, provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against liabilities, attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of us to the maximum extent permitted by Nevada law. If we are required to indemnify any persons under this policy, the amounts we would have to pay could be material, and although we maintain directors and officers liability insurance, we may be unable to recover any of these funds from any source.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the use in those statements of terminology such as “may,” “will,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” or “continue,” or the negative of such terms or other comparable terminology. The forward-looking statements included in this prospectus address activities, events or developments that we expect or anticipate will or may occur in the future, including but not limited to:

•                  our ability to complete the renovation of the Route 59 casino in July 2006 on time and on budget; and

•                  our ability to increase revenues while controlling costs at our newest and largest casino, Route 55.

Although we believe the expectations expressed in the forward-looking statements included in this prospectus are based on reasonable assumptions within the bounds of our knowledge of our business at the time the statements are made, a number of factors outside of our control could cause actual results to differ materially from those expressed in any of the forward-looking statements included in this prospectus. Any one, or a combination, of these factors could materially affect our financial performance, business strategy, business operations, plans, goals and objectives. These factors include but are not limited to:

•                  the market’s acceptance of our gaming offerings;

•                  our ability to increase attendance and drop-per-head, control expenses and maintain profitability;

•                  the effect of competition in our markets;

•                  our ability to acquire or develop new casinos or hotels and have them operate profitably;

•                  our ability to obtain required regulatory approvals and comply with applicable regulatory requirements;

•                  our ability to attract and retain experienced management;

•                  our ability to manage fluctuations of currencies in which we receive revenue or incur expenses; and

•                  other factors described in this prospectus under the heading “Risk Factors.”

Forward-looking statements that we make or that are made by others on our behalf are based on a knowledge of our business and the environment in which we operate, but because of the factors listed above, actual results may differ significantly from those in forward-looking statements. Consequently, these cautionary statements qualify all of the forward-looking statements we make herein. The results or developments we anticipate may not be realized. Even if substantially realized, those results or developments may not result in the expected consequences for us or affect us, our business or our operations in the ways we expect. We caution readers not to place undue reliance on any of these forward-looking statements in this prospectus, which speak only as of their dates. We assume no obligation to update any of the forward-looking statements.

USE OF PROCEEDS

The registration of 2,809,188 shares of common stock satisfies a contractual obligation to certain of the selling stockholders who acquired them in the December 2005 private placement. We are also registering 3,642,857 shares that are subject to, or have resulted from, the exercise of certain warrants, the LA Exchange and the Public Exchange as an accommodation to other of our stockholders. We will not receive any cash proceeds from the sale of any of the shares of common stock sold by the selling stockholders in this offering.

MARKET FOR COMMON EQUITY, RELATED

STOCKHOLDER MATTERS AND DIVIDEND POLICY

General

Our common stock is quoted on the OTC Electronic Bulletin Board under the symbol “TWOC.OB” (formerly “TWCP.OB”).

In December 2005, we sold $4.75 million of the Company’s common stock, in a private placement to selected “accredited investors,” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, at the then market price per share. The market price at the time of the first closing was $1.70 per share. As a result, we issued an aggregate of 2,794,188 shares of common stock on two separate dates: 1,911,835 on December 22, 2005 and 882,353 on December 27, 2005. In conjunction with the transaction, the firm that assisted in the arrangement of the private placement requested to have a portion of its finder’s fee paid in shares of our common stock. Thus, on December 30, 2005, the Company issued an additional 15,000 shares at the market price of $1.70. The Company incurred approximately $257,000 in associated expenses that were capitalized into additional paid-in capital. The private equity raise was intended for use for the following purposes:

•                  renovation and expansion of Route 59;

•                  capital enhancements in Route 55;

•                  purchase and upgrade of gaming equipment; and

•                  additional working capital for the Company.

Reverse Stock Split

On March 5, 2004, our board of directors approved a one (1)-for-one hundred (100) reverse stock split of our common stock, with all fractional shares being rounded up to the next whole share. The reverse stock split was effective on April 5, 2004. Stockholders’ equity was restated to give retroactive recognition to the stock split for all periods presented in our financial statements by reclassifying from common stock to additional paid-in capital for the par value of the diminished shares arising from the reverse split. In addition, all references herein and in the consolidated financial statements to the number of shares and per share amount reflect the reverse stock split.

Stock Prices

As of June 23, 2006, the closing sale price for one share of our common stock was $2.85. The following table sets forth the high and low prices of our common stock for fiscal years 2004 and 2005 and for the first quarter of 2006 as quoted on OTC Electronic Bulletin Board.

Common Stock	High	Low
2004
First Quarter	$5.00	$2.00
Second Quarter	$5.00	$2.50
Third Quarter	$5.00	$2.70
Fourth Quarter	$3.90	$2.75
2005
First Quarter	$3.05	$2.50
Second Quarter	$3.50	$2.50
Third Quarter	$2.70	$2.35
Fourth Quarter	$2.00	$1.60
2006
First Quarter	$3.50	$2.00

As of May 31, 2006, there were (a) 7,840,869 outstanding shares of Common Stock held of record by approximately 114 holders; (b) outstanding options to purchase an aggregate of 186,335 shares of common stock; (c) outstanding $1.00 Series C Warrants to purchase an aggregate of 10,131 shares of common stock issued in connection with the March 1998 private placement of debt securities; and (d) outstanding $1.00 Series G Warrants to purchase an aggregate 1,251 shares of common stock issued in connection with the October 1999 private placement.

Dividend Policy

We have never paid any cash dividends on our common stock. We do not anticipate paying any cash dividends or making any other cash distributions on our common stock in the foreseeable future. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. Our operating subsidiaries may be subject, from time to time, to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into dollars and other regulatory restrictions. We currently intend to retain future earnings, if any to finance operations and the expansion of our business.

Equity Compensation Plan Information

The following table provides information about the securities authorized for issuance under our equity compensation plans. In accordance with the rules of the SEC, the information in the table is presented as of December 31, 2005, the end of our most recently completed fiscal year.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Equity compensation plans approved by security holders(1)	261,260	$3.41	12,823
Equity compensation plans not approved by security holders	—	—	—

Total	261,260	$3.41	12,823

(1) Includes outstanding reserves remaining in the 2004 Incentive Equity Plan and the 1999 Director Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

General

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion contains certain forward-looking information. See “Special Note Regarding Forward-Looking Statements” above for certain information concerning those forward-looking statements.

Our financial statements are prepared in U.S. dollars and in accordance with accounting principles generally accepted (“GAAP”) in the United States. See “Exchange Rates” below for information concerning the exchange rates at which Czech Korunas and Euros were converted to U.S. dollars at various pertinent dates for pertinent periods.

Since our inception, we have been engaged, through our operating subsidiaries, in the acquisition, development and management of local gaming establishments that feature live and mechanized gaming, including video gaming devices. All of our current operations occur in the Czech Republic, serving primarily customers from Germany and Austria. Competition continues to intensify in our market areas.

Exchange Rates

Due to the fact that the Company’s operations are located overseas, our results are subject to the impact of fluctuations in foreign exchange rates. In May 2004, the Czech Republic joined the European Union, but has not yet adopted the EUR currency. Thus, the Company’s operations conducted business in EURs and CZKs, the country’s local currency.

In a reversal of the 2004 trend, the U.S. Dollar strengthened against the EUR and CZK currencies in 2005. Consequently, this strengthening of the USD had a negative impact on the Company’s earnings in 2005. However, through the first quarter of 2006, the USD gave up some of that gain.

The impact of exchange rate fluctuations can be measured through a comparison of the rates of exchange for these two currencies to the USD, which are depicted on a quarterly basis, showing the trend, in the following table.

Period	USD	CZK 2006	CZK 2005	CZK 2004	EUR 2006	EUR 2005	EUR 2004

January through March	1.00	23.8236	22.9139	26.3223	0.8319	0.7623	0.8009
April through June	1.00	—	23.9565	26.6319	—	0.7941	0.8299
July through September	1.00	—	24.3836	25.8847	—	0.8197	0.8181
October through December	1.00	—	24.6842	24.0779	—	0.8410	0.7719

The balance sheet totals of the Company’s foreign subsidiaries at December 31, 2005 and at March 31, 2006 were converted to USDs using the prevailing exchange rates at December 31, 2005 and at March 31, 2006, which are depicted in the following table.

As Of	USD	CZK	EUR
December 31, 2005	1.00	24.5390	0.8444
March 31, 2006	1.00	23.6846	0.8282

Critical Accounting Policies

Management has identified the following as the critical accounting policy that affects our consolidated financial statements.

Goodwill represents the excess of the cost of our Czech subsidiaries over the fair value of their net assets at the date of their acquisition. Under Statement of Financial Accounting Standards (SFAS) No. 142, goodwill is no longer subject to amortization over its estimated useful life; rather, goodwill is subject to at least an annual assessment for impairment, applying a fair-value based test. The impairment assessment requires us to compare the fair value of our Czech Republic reporting unit, our only reporting unit as defined under SFAS No. 142, to its carrying value (the net equity of the Company) to determine whether there is an indication that an impairment exists. The fair value of the Czech Republic reporting unit is determined through a combination of recent appraisals of the Company’s real property and a multiple of our earnings before interest, taxes, depreciation and amortization, which was based on the Company’s experience and data from independent third parties. The Company expects to conduct its 2006 fair value-based testing by the end of June 2006. However, management believes that there are no interim indicators of an impairment change. During the second quarter of 2004 and 2005, as required by SFAS No. 142, the Company performed the fair-value based testing of the carrying value of goodwill related to our Czech Republic reporting unit, and determined that no recording of impairment losses was warranted in either case.

New Accounting Pronouncements

The Company complies with Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” issued in December 2004. SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25 (“APB No. 25”). Among other items, SFAS No. 123R eliminates the use of APB No. 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards as of the vested date in the financial statements. The effective date of SFAS No. 123R for the Company is the first quarter of 2006. SFAS No. 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments vested after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but also permit entities to restate financial statements of previous periods, either for all prior periods presented or to the beginning of the fiscal year in which the statement is adopted, based on previous pro forma disclosures made in accordance with SFAS No. 123. Accordingly, we adopted the modified prospective method of recognition, and have recognized the cost, if any, in our financial statements for the quarter ended March 31, 2006 and will recognize the cost for all future reporting periods.

The Company currently utilizes the Black-Scholes option pricing model to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, it also permits the use of a “lattice” model. We expect to continue using the Black-Scholes option pricing model in connection with our adoption of SFAS No. 123R to measure the fair value of stock options.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction Replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for, and reporting of, a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. We are not required to adopt the provisions of SFAS No. 154 until June 1, 2006, although earlier adoption is permitted. We are currently evaluating the provisions of SFAS No. 154.

Results of Operations

The following discussion and analysis relates to the consolidated financial condition and results of operations of the Company for the three months ended March 31, 2006 and 2005.

	Three Months Ended		Three Months Ended
	March 31, 2005	Change	March 31, 2006
		(dollars in thousands)
Net income	$(470)
Revenues		400
Cost of revenues		(116)
Depreciation and amortization		20
Selling, general and administrative		353
Interest expense		38
Foreign exchange gain		3
Other		36
Net income		734	$264

Revenues. For the quarter ended March 31, 2006, the Company posted a $400,000, or 7.1%, improvement on total revenue of approximately $6.0 million versus $5.6 million for the quarter ended March 31, 2005. This increase was largely due to a combination of improved results at the Company’s newest and largest business unit, Route 55, and an approximate 24% increase in overall slot revenue.

Cost of Revenues. Cost of revenues increased by $116,000, or 3.4%, principally as a result of higher revenue-based slot lease expenses.

Depreciation and Amortization. Depreciation and amortization expense decreased by $20,000 due mainly to maturing assets.

Selling, General and Administrative. Selling, general and administrative costs decreased by $353,000, or 15.0%, in the first quarter of 2006 versus the same quarter in 2005. This reduction was due primarily to lower external marketing costs, which in 2005 included exceptional expenses related to Route 55’s opening. The decrease was also due to lower VAT taxes, and to lower currency losses from foreign currency transactions, which occurred in operations, between the EUR, the principal revenue currency, and the CZK, the currency in which the majority of the Company’s expenses are paid.

Interest Expense. Interest expense decreased by $38,000, or 46.9%, in the first quarter of 2006 versus the same quarter in 2005, as a portion of the Company’s amortized debt will reach its term in June and December 2006.

Other. Other represents a reclassification of general and administrative costs of $36,000. These expenses, which were recognized in the first quarter of 2005, were New York State and New York City corporate franchise tax assessments for 2004 and estimated prepayments for 2005 on the Company’s increase in shareholders’ equity. In the first quarter of 2006, these tax assessments of approximately $20,000 represent the finalized assessment for the fiscal year of 2005 and estimated prepayments for 2006, both of which have been recognized in selling, general and administrative expenses above for the current year and for future periods. The actual net change for these expenses was a savings of $16,000.

Net Income. As a result of the above, the Company achieved a net income gain of $734,000, for the three-month period ended March 31, 2006 versus the results for the same three-month period in 2005.

The following discussion and analysis relates to the consolidated financial condition and results of operations of the Company for the years ended December 31, 2005 and 2004.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

	Year Ended		Year Ended
	December 31, 2004	Change	December 31, 2005
		(dollars in thousands)
Net income	$1,247
Revenues		4,311
Cost of revenues		(3,495)
Depreciation and amortization		(243)
Selling, general and administrative		(1,862)
2004 pre-opening expenses		197
Interest expense, net		(41)
Other		(35)
Net income		(1,168)	$79

Revenues. In the year ended December 31, 2005, we posted a 22.8%, or $4.3 million, improvement on revenues of $23.2 million versus $18.9 million in the year ended December 31, 2004. The improvement was largely the result of the addition our newest operating unit, the Route 55 casino. The growth in revenue was attributable to a 19.3% total attendance improvement, which in turn contributed to 12.9% growth in total drop. Slot revenues in 2005 increased 61.9% over the same period in 2004, with Route 55 contributing approximately 73% of the increase. Attendance also improved as a consequence of our efforts to enhance player benefits and customer service programs, along with a greater and more substantive offering of promotional events.

Cost of Revenues. Our cost of revenues increased by $3.5 million over the prior year as a result of several factors, the principal contribution of which was the incremental cost of operating the new Route 55 casino. Other factors that also contributed to the increase in cost of revenues included: (i) higher revenue-based expenses; (ii) greater amenity expenses related to the refinement of player benefit programs; (iii) higher labor costs related to quality and service enhancements in food and beverage operations; (iv) foreign exchange-related transactional losses, compared with a 2004 overall gain; and (v) higher utilities expenses from a colder winter.

Depreciation and Amortization. Depreciation and amortization expense increased by $243,000 in year 2005 versus the prior year, due primarily to the addition of the new Route 55 casino.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by approximately $1.9 million in year 2005 in comparison to those of 2004, in large part, as a result of the incremental costs of adding the new Route 55 casino and its associated launching and initial marketing costs, as well as to higher promotional expenditures to increase and retain market share in our other units.

Interest Expense. Interest expense increased by $41,000 in 2005 versus the prior year due mainly to the Route 55 casino construction loan.

Other Income. Other income decreased $35,000 in 2005 due to the elimination of interest earned from our foreign bank deposits and from a gain of $27,000 on the sale of outdated slot machines in 2004.

Net Income. Consequently, we posted positive net income of approximately $79,000 for the year ended December 31, 2005, versus an approximate net income of $1.2 million for the year ended December 31, 2004.

Business Units

The following is a discussion of how each of our business units contributed to our results of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005.

Ceska, Czech Republic

The three months ended March 31, 2006 reflected the impact of a severe winter, which hit Ceska and its sister casinos mainly in February, and caused weaker than anticipated results.

The year 2005 was one of notable growth for Ceska. Attendance surged 13% over the year ended December 31, 2004 as the ongoing Regensburg, Germany, marketing campaign paid off. The increase in attendance boosted total drop by 5.4% while giving up 6.7% of drop per head (DpH), the per guest average dollar value of gaming chips purchased, versus 2004. Total revenue increased by 34.2%, due, in part, to a win percentage gain of 3.6 percentage points and slot revenue improvement of 89%, compared to 2004. Operating expenses in 2005, as a percentage of revenue, were 7.8 percentage points lower than 2004, due to the largely win-driven revenue. The casino’s overhead expenses reflected higher foreign exchange-related expenses, which totaled approximately $46,000 in 2005, compared with a credit of $22,000 in 2004. Nevertheless, the large improvement in revenues more than compensated for these expenses and resulted in an improvement in earnings before interest, taxes, depreciation and amortization of nearly double that of 2004.

Rozvadov, Czech Republic

Weather affected Rozvadov the hardest and effectively eliminated five days of business in February 2006. In March 2006, slot revenue fell 67% from the same period in 2005, as a result of several large wins.

Rozvadov saw a 16% increase in attendance in 2005 compared to 2004 due to a robust slate of promotional activities that had not been previously introduced at this venue due to space limitations. Total drop increased by 5.2% as a result of better attendance, while DpH dipped 9.3% below 2004. Total revenue, which improved over 2004 by 4.5% did not fully benefit from the better total drop, as the win percentage fell 3.7 percentage points below the prior year, due to some large wins by the casino’s players. Operating and overhead expenses in 2005 were higher than 2004 due to exchange-related expenses, which were $25,000 versus a credit of $14,000 in 2004, and higher utilities expenses, which increased by 163% due to the abnormally cold winter experienced in the region in 2005.

Route 59, Czech Republic

Compared to the three month period ending March 31, 2005, lower attendance caused by weather, reduced the unit’s revenues for the three months ended March 31, 2006. However, attendance did spike on the days when the casino held promotional events.

In the year ended December 31, 2005, Route 59 experienced a decline in business volume as a result of greater competition and the fewer visits by the casino’s high-stakes players. This was the casino’s sixth full year of operation. The 8.2% improvement in DpH was not sufficient to offset the 18.6% decline in attendance. Further exacerbating the decline in total drop was the 1.6 percentage points in our win percentage, as a result of several large wins by the casino’s regular players. Thus, total revenue in 2005 was off by 17.8%, or approximately $2.0 million, from the same period a year ago. Expenses were within our budget expectations, with the exception of foreign exchange-related charges, which increased by approximately $89,000.

Route 55, Czech Republic

For the three months ended March 31, 2006, the casino’s performance indicators showed positive trends resulting in the unit posting higher monthly revenues than in the comparable period in 2005. In March 2006, a new car raffle also aided in attracting new and valuable players to the casino.

In 2005, Route 55 completed its first full year of operation. We officially launched the casino on January 29, 2005 with a hosted, invitation-only gala event that was attended by a wide range of guests, including high-profile celebrities, sports legends, local politicians from both sides of the border, news reporters from television stations in Linz, Austria, and other distinguished guests. During 2005, we focused on promotional events, a varied mix of live games and superior guest services in order to develop a strong client base. Revenues achieved in 2005 were modest due to delays in marketing programs. Recruiting, training and staffing of the unit posed a challenge as the local labor pool was inadequate and untrained. However, performance indicators trended positive and average daily attendance improved by approximately 30% during the period.

Hollywood Spin Slot Room and Bar, Czech Republic

From the outset of operations in September 2003, attendance at the Freeport Designer Outlet Mall in Hate, Czech Republic, where Hollywood Spin Slot Room and Bar was located, was insufficient to sustain the operation. In December 2005 and pursuant to the terms of the lease, we closed Hollywood Spin. It is our belief that the landlord failed to honor its contractual obligation under the lease relative to efforts to bring customer traffic to the mall. Accordingly, we are considering legal options regarding this issue. The Company is currently in arbitration in the United Kingdom to determine the jurisdiction for its claims against the landlord. The landlord has claimed for unpaid rent under the lease, which we believe is not material to our financial condition or results of operations.

Liquidity and Capital Resources

At March 31, 2006, the Company’s working capital surplus increased to approximately $389,000 from approximately $161,000 at December 31, 2005, primarily as a result of improved consolidated results.

The Company’s management initiated several capital improvement programs, including the renovation and expansion of Route 59 and gaming equipment purchases, to further enhance its products and thereby improve operational results. In addition, management is in active discussions to secure additional financing to acquire and develop new business units, which include the potential construction of hotels in Hate and Folmava, Czech Republic, as well as the potential acquisition of existing hotels and casinos in Europe. There can be no assurances that management’s plans will be realized.

At December 31, 2005, TWC had a positive working capital of $161,000 versus a deficit of approximately $4.7 million at December 31, 2004, primarily as a result of the sale of our common stock in December 2005 and from partial proceeds of a construction term loan from GE Capital Bank a.s. in the amount of 60 million CZK (or approximately $2.4 million, using year end exchange rates), of which only 10 million CZK (or approximately $408,000, using year end exchange rates) was drawn as of December 31, 2004.

For the year ended December 31, 2005, we had net cash provided by operating activities of approximately $1.5 million. This was primarily a result of net income of approximately $79,000, an increase in cash of $1,055,000 from a higher Czech tax accrual, an increase of operational accounts payable of $570,000, an increase in cash of $66,000 attributable to a change in deposits and other assets, and $737,000 of depreciation and amortization, which were partially offset by $746,000 from changes in accrued expenses and other current liabilities, a decrease in cash of $112,000 as a result of increases in prepaid expenses and other current assets and $111,000 of non-cash activity. For the year ended December 31, 2005, net cash used in investing activities was approximately $2.5 million and was used primarily for the construction of our newest casino, Route 55, and minor additions to, and replacements of, casino equipment. Net cash provided by financing activities of approximately $5.0 million included gross proceeds from the private placement to institutional investors in December 2005, approximately $2.1 million from the proceeds of the Route 55 construction loan, which were partially offset by approximately $1.7 million in repayments of our Interest Notes to investors and other long-term debt related to the Route 59 building lease purchase and the Route 55 construction loan, plus $197,000 for the payoff of an unsecured, promissory note.

We are also obligated under various contractual commitments over the next five years. The following is a summary of the five-year commitments of the Company as of March 31, 2006:

(in thousands)		Less than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Long-term, unsecured debt, US	$1,780	$230	$1,550	—	—
Long-term debt, foreign	2,390	848	1,542	—	—
Operating leases	432	125	244	63	—
Employment agreements	963	550	413	—	—

Total contractual obligations	$5,565	$1,753	$3,749	$63	$—

Management believes that our cash resources at March 31, 2006 and anticipated cash to be provided by 2006 operations will be sufficient to fund our activities for the year ending December 31, 2006.

Off-Balance Sheet Transactions

We have not entered into any transactions in the three months ended March 31, 2006 or the years ended December 31, 2005 or 2004, which were not recorded on our balance sheet or were recorded in amounts different than the full contract or notional amount of the transaction.

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our bank loans. The interest rates, which are based on the banks’ prime rates, are fixed for the terms of the loans. The remaining terms of these loans are twelve months and 58 months, respectively, and interest rates are subject to change upon renewal. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Trend Information

Management is not aware of any trends in the jurisdictions in which we currently operate or in those in which we are currently studying or developing new properties that would have a material adverse effect on our results of operations subsequent to March 31, 2006.

Foreign Exchange Risk

While our reporting currency is the USD, all of our consolidated revenues are denominated in EUR while approximately 93% of consolidated costs and expenses are denominated in CZK with the balance denominated in EUR. Substantially all of our assets are denominated in CZK. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the USD, the EUR and the CZK. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

OUR BUSINESS

General Description of Our Business

TWC was organized as a Nevada corporation in October 1993 for the acquisition, development and management of local gaming establishments featuring live and mechanized gaming, including gaming tables with live dealers or croupiers, as well as video gaming devices such as video poker machines and video slot machines. Today, we own and operate four full-service casinos in the Czech Republic, which are located in Ceska Kubice (pronounced: “CHESS-ka coo-BEE-chay”), Rozvadov (pronounced: “rose-VAH-dahv”), Hate (pronounced: “HAH-te-eh”), and, since December 19, 2004, Dolni Dvoriste (pronounced: dol-NI D’vor-IS-tay”). The casinos, which operate under the brand name American Chance Casinos (or ACC) and showcase themes portraying recognizable eras of American history, are situated at border locations and draw the majority of their players from Germany and Austria. Each of the casinos has a distinctive theme: Pacific South Seas, Chicago in the Roaring 20’s, Southern Antebellum and Miami Beach in the 1950’s. ACC’s operating strategy centers on differentiating its product from the very formal German and Austrian casinos situated in nearby towns across the border. Management has endeavored to create gaming environments with casual and exciting atmospheres emphasizing entertainment. Further, as part of the ACC operating formula, management strives to uphold the integrity and professionalism of its American-owned operations as a means to dispel any concerns that our German and Austrian customers might have about gambling in the Czech Republic. Although our headquarters are located in New York City, we have no current operating presence in the United States of America.

Our strategy now also includes the acquisition, development and management of small to midsize hotels (which may include casino facilities) as a logical expansion of our market and to take advantage of management’s historical occupational experience. In anticipation of this industry expansion, our shareholders voted in July 2000 to amend our Articles of Incorporation to change our corporate name from “Trans World Gaming Corp.” to “Trans World Corporation” in order to accurately convey our desired identity as more than just an owner/operator of gaming facilities. This planned expansion into the hotel industry is founded on management’s belief that small to midsize “boutique” hotels will complement our casino brand, that opportunities in one of these two industries often lead to, or are tied to, opportunities in the other industry, and that a more diversified portfolio of assets will give our balance sheet greater stability and make the Company more attractive to potential investors.

The Development of Our Business

Our Historical Operations. We were incorporated in 1993 to acquire, develop and manage local gaming establishments in the United States that utilized primarily video poker machines. In 1994 we acquired two truckstops in Louisiana that were licensed for video poker. Four years later, local referendums in the parishes in which our truckstops were located amended the ordinances that permitted gaming, making such operations illegal. In 1998, faced with a closing date of June 30, 1999 for our Louisiana video poker facilities, we amended our operating strategy by shifting our focus to the casino market in Europe and acquired three casinos. Two of these casinos (plus a parcel of land upon which a third could be built) were located in the Czech

Republic and the third was located in a mountain top spa in Zaragoza, Spain. During that period, we also entered into a joint activity agreement relative to a fourth casino located in the Azerbaijan Republic and signed a management contract with regard to a fifth casino located in the Kyrgyz Republic. Since that time, the casinos in the Azerbaijan Republic and Kyrgyz Republic were closed due to changes in local laws, we constructed and opened an additional casino (Route 59) on the parcel of land in Hate, Czech Republic, that was purchased in 1998, and sold our interest in the Spanish casino.

Our Czech Operations. On March 31, 1998, we consummated a Stock Purchase Agreement with 21st Century Resorts a.s. (Resorts), an owner-operator of two casinos, and the owner of property to build a third casino, in the Czech Republic, and Gameway Leasing Limited and Monarch Leasing Limited, two off-shore affiliates of Resorts which leased equipment to Resorts, and the stockholders of Resorts. We acquired 100% of the equity interests of Resorts, its two operating subsidiaries and all of the assets of Gameway Leasing Limited and Monarch Leasing Limited for the purchase price of $12.6 million, including the cost of initial improvements to the acquired assets. On March 31, 1998, the Company, with the assistance of Libra Investments, Inc., Los Angeles, California, acting as placement agent, borrowed $17.0 million from 14 sophisticated, “accredited” lenders (one of whom was Value Partners) in a private placement. The loan was represented by the senior secured promissory notes issued pursuant to the indentures by and among the Company, its operating subsidiaries and the indenture trustee. These notes required mandatory prepayments based upon excess cash flow generated by our subsidiary that indirectly owned the casinos and required interest payments at the rate of 12% per annum. The proceeds of the notes were used to pay the net acquisition costs of, and improvements to, Resorts.

The assets acquired with the purchase of Resorts consisted of the Ceska casino, which is located near the border with Germany, and is patronized by Germans, and the Rozvadov casino, which is located approximately four miles from the region’s main highway, not far from the German border and caters, as in Ceska, to a predominately German clientele. The third asset was a parcel of land near Hate (also known as Znojmo) upon which our third Czech Republic casino was constructed. The Route 59 casino in Hate opened in December 1999 with 11 gaming tables and 42 slot machines. It draws the bulk of its customers from the northern suburbs of Vienna, Austria, and the surrounding region.

On October 15, 1999, we borrowed an additional $3.0 million in a private placement with four sophisticated, “accredited” investors (one of whom was Value Partners). This loan was also represented by 12% Senior Secured Notes which were identical in terms to the notes issued in the March 1998 private placement. All of the notes were collateralized, primarily, by all of Resort’s gaming equipment and a majority interest in the capital stock of all of our subsidiaries. In addition to the notes issued in the October 1999 private placement, each investor in the October 1999 private placement received a proportionate share of warrants to purchase 1,250,728 shares of our common stock at an exercise price of $0.01 per share. The proceeds of the notes issued in the October 1999 private placement were used to retire a $1.0 million short-term debt obligation related to the acquisition of our Spanish casino, to make an interest payment on the March 1998 debt, and to finance the equipping, working capital, and pre-opening costs associated with the opening of the Route 59 casino in Hate.

At December 31, 2002, we had a nominal working capital surplus and a stockholders’ deficit of $14.8 million. Further, in spite of the conversion of $4.8 million of certain long term notes to common stock, we remained highly leveraged and, from time to time, had been unable to pay our interest and accounts payable obligations when they became due. We were unable to meet our September 2000, March 2001, September 2001, March 2002, September 2002 and March 2003 interest payments on the notes in full, but had received waivers of default for the nonpayment of interest from Value Partners, the majority holder of the notes, though January 1, 2004. Other noteholders had not taken any action to date to enforce the indentures against us. In order to operate, we were relying upon the forbearance of our noteholders and waivers from Value Partners, which then held a controlling 57.5% of our issued and outstanding common stock and 66.6% of our long-term debt (or $13.3 million of the $20.0 million of the outstanding principal amount of the notes). Value Partners also owned, at that time, warrants having an exercise price of $1.00 per share to purchase 600,000 shares of our common stock which, in the aggregate, upon exercise, would result in Value Partners’ beneficial ownership of common stock equaling 59.6% of our issued and outstanding shares of common stock.

As a result of this financial situation, in May of 2003, we commenced an offer to the 12 sophisticated investors (including Value Partners) that then held our notes to exchange the notes for our common stock or replacement notes having different terms than those then outstanding. In exchange for the cancellation of that debt, we offered to issue to each tendering noteholder 22,650 shares of our common stock for each $1,000 principal amount of notes tendered, plus additional shares of our common stock on a pro-rata basis to the extent that if less than 100% of the principal amount of the outstanding notes tendered for common stock, all of the 452,796,015 shares offered would be issued in the note exchange offer. If the noteholders did not wish to tender for shares of our common stock, they were also offered to tender for replacement notes. Noteholders were required to choose to receive either common stock or the “replacement notes,” but were not permitted to choose to receive a combination thereof. Noteholders who agreed to tender and who had not received certain interest payments under the notes also would receive an “interest note” having a principal balance equal to such unpaid interest. All other unpaid interest would be deemed waived by the tendering noteholders. In addition, the Company’s repayment obligations under the terms of the notes to all noteholders who tendered their notes would terminate.

On June 26, 2003, we completed the exchange offer and, as a result, $18.45 million of note principal was exchanged for 452,796,015 shares of common stock and $1.55 million of note principal was exchanged for the seven-year, unsecured, variable rate replacement notes. In addition, approximately $2.5 million in pre-September 18, 2001 accrued and unpaid interest was converted into the three-year, unsecured, 8% interest notes and approximately $5.2 million of post-September 17, 2001 interest was waived and forgiven. The debt to equity conversion price of approximately $0.04 per share was a product of the negotiated terms of agreement between the Company and the noteholders, which was designed to provide the noteholders who tendered in the note exchange approximately 90% ownership of the Company’s issued and outstanding common stock. Under the terms of the exchange offer, the equity interests of TWC’s existing stockholders were diluted to 10% of the total shares outstanding. We received a “fairness opinion” from a recognized expert that such exchange offer was fair to our stockholders from a financial point of view. The transaction was accounted for as an even exchange of value, with no gain or loss recognized. The exchange offer, which had 100% participation and 92.25% in aggregate value of the notes exchanging for common stock, both conditions of the offer, effectively reduced our long-term liabilities (net of approximately $1.7 million of unamortized debt discount) from approximately $27.0 million at March 31, 2003 to approximately $5.4 million at June 30, 2003. Management believed that the enhanced consolidated balance sheet and improved results that were a product of the transaction put us in a better position to secure additional financing, the proceeds from which would be used to provide us with the supplementary working capital to preserve and enhance our existing assets and acquire new businesses.

Our Current Operations

We currently operate four casinos in the Czech Republic through our operating subsidiaries. The following table depicts our corporate organization structure:

Trans World Corporation

Company Structure

As noted above, all of our casinos are operated through ACC. The following is a brief description of each casino:

•                  Ceska – The Ceska casino, which has a 1920’s Chicago theme, currently has 16 gaming tables, including seven card tables offering black jack, red dog and various types of poker, eight roulette tables, and one electro-mechanical, eight-position roulette machine. It also has 48 slot machines and parking for approximately 60 cars. This casino is located approximately 1.2 miles from the German border, near the town of Furth im Wald. All admission fees are returned to the guest in the form of playing chips. The casino offers its guests complimentary gaming lessons, a complimentary buffet and drinks as well as parking. Players can have a meal in the casino’s full service restaurant, which offers reduced-priced food and beverages. The casino hosts special events, such as a “Latin Party” or a “‘70’s Party,” to attract and retain guests. Operating hours for all of our casinos vary depending on business volume.

•                  Rozvadov – The Rozvadov casino, which has a South Pacific theme, currently operates 10 gaming tables, including five card tables and five roulette tables, 30 slot machines and parking for 40 cars. This casino is located just across the Rozvadov-Waldhaus (German) border crossing. The admission fee is €10, which is returned to the player in the form of gaming chips. This casino also offers guests complimentary gaming lessons, a complimentary buffet and drinks. There is a full service restaurant on the premises, serving reduced-priced meals during business hours. Special promotional events at Rozvadov include “Carnival Brazil,” a “Wild Western party” and a non-traditional Easter Party.

•                  Route 59 – Route 59 features a Southern Antebellum theme and includes 22 gaming tables, which consist of 12 card tables offering black jack, red dog and various types of poker, eight roulette tables, and two electro-mechanical roulette machines, 60 slot machines and parking for approximately 120 cars. Route 59 is located at the Kleinhaugsdorf, Austria-Hate, Czech Republic border crossing in a new (2003), built to our specifications, single-story building. Unlike our other establishments which are typically open from the afternoon to early the next morning, Route 59 is open 24 hours per day, seven days a week. Admission fees, which are refunded to guests in the form of casino chips, are €10 on Sunday and Monday through Thursday, and are €20 on Fridays, Saturdays and “party” days. Guests have access to free gaming lessons, complimentary buffet, and drinks, and, as with all of the ACC casinos, there is no dress code. The restaurant fare in the Route 59 eatery caters to Austrian tastes. Parties at Route 59 include those with “New York,” “Brazilian” and “African” themes.

•                  Route 55 – On December 19, 2004, the Company opened Route 55, its largest casino to date. This casino features a “Streamline Moderne” style, reminiscent of Miami Beach in the early 1950’s. The two-story casino offers 21 tables (eight roulette, seven blackjack, four poker and two electronic multi-roulettes) and 94 slot machines on the main gaming floor. On the mezzanine level, visitors will find a full Italian, Pompeii-themed, restaurant with seating for 70 guests, an open buffet area, a VIP lounge and a VIP gaming room. Parking is available for 120 cars. The casino is named after the Trans-European highway on which it is situated, that runs from Linz, Austria, to Prague, Czech Republic, just past the Wullowitz, Austria, border crossing into the Czech Republic. Route 55 is located approximately 45 minutes from Linz, Austria. Admission is €10, which is returned to the guest in the form of playing chips. Special promotional “parties” at Route 55 will include themed events highlighting Japan, “Celtic Night” and “fashion.”  Like its sister casinos, gamblers can find games with a €1 minimum bet.

Our Business Objectives

Our existing operations are located exclusively in the Czech Republic in the gaming industry. We plan to enter the hotel industry with the grand opening of our hotel in Hate, Czech Republic, in May, 2007. Our senior corporate management, several of whom have extensive experience in the hotel industry, constantly review potential transactions within the gaming and hotel industries. Our goal is to become a recognized leader in the international gaming market focusing on niche casinos in Europe and to expand into the small to midsize “boutique” hotel market.

We plan to achieve these goals by:

•      Acquiring and applying for gaming licenses in new or existing market areas. From time to time countries (or local jurisdictions in countries) approve casino gaming or increase the number of casino gaming licenses they will approve. Depending on our analysis of the situation, we may tender for a new, or apply for one of the increased, gaming licenses in such jurisdiction when they become available.

•      Expanding in our existing market through acquisition. We continually monitor the Czech market for special situations that would permit us to expand our in-country ACC franchise and allow us, among other things, to better allocate our advertising dollars over a larger number of casinos. The casinos that have come onto the market in the past have typically been ones that are owned by individuals who want to exit the business (such as the people who sold Resorts to us in 1998), small to medium-sized companies that may be having financial or regulatory issues, larger companies that want to dispose of a gaming unit for various reasons, all of which could present an acquisition opportunity for us.

•      Acquiring out of market casinos or hotels. We constantly analyze potential sale opportunities out of our market to determine the viability of such a purchase. We get leads from brokers, banks, word-of-mouth, other professionals in the industry as well as from sellers themselves via the media or in-person contacts. Our ability to purchase is constrained by our current capital position. However, we have received indications from lenders of their willingness to lend on real estate that would collateralize a large portion of the purchase money debt. Notwithstanding the above, we will not pay what we consider to be a substantial premium over market value for any such property. In fact, we look for situations where the property is selling for a discount from present fair market value. There can be no assurance, however, that any property we buy will be at or below its then fair market value, or that we will make an offer on, or consummate a purchase contract for, any such property.

•      Engaging in management contracts. In a situation where we cannot, for various reasons, own or lease the property, we have and intend in the future to continue to, bid on a management contract to operate the casino or hotel for the property owner in exchange for a management fee, which is typically a percentage of gross casino or hotel revenue, plus a percentage of its earnings before interest, taxes, amortization and depreciation.

•      Promoting dynamic growth of our existing casinos. Our existing operations in the Czech Republic can be upgraded and expanded when the local markets are capable of accommodating such growth. In June, 2006, we will upgrade much of our mechanized gaming equipment and will be renovating and expanding our Route 59 casino.

Management is now focused on securing additional financing to acquire and develop new business units. Additionally, the Company is involved in several development projects, including the potential development of hotels in Hate and in Folmava, both in the Czech Republic, and the potential acquisition of existing hotels in Europe. There can be no assurances that management’s plans will be realized.

Marketing

We market our casinos under the “American Chance Casinos” brand and not under the Trans World Corporation name. Our marketing occurs on the local level, although some of our marketing relates to all ACC business units. We focus our marketing efforts primarily on our potential and existing clientele who reside in Germany and Austria. Outside the casinos, we utilize print, billboard, bus, radio and video-wall advertising in those countries.

Our marketing plans for each casino are split into internal and external components. Casino management is given the responsibility for developing in-house promotions customized for each property. The Company works with the individual casinos to create an external branded presence in each of their markets. We continually change our promotions to discover which one best attracts new and returning players. One of our most popular promotions has been the series of ethnically-themed “Nights” that offer the unique cuisine, music and culture of various countries. These parties generally feature live music and entertainment, raffles, and complimentary grand buffets. We have also used a variety of other marketing tools to reward customer loyalty and attract new players, including but not limited to, a reward program that gives points to a player each time a “lucky” number appears during play in blackjack, poker or roulette, merchandise giveaways, large jackpots (such as a sports car), tombolas (raffles) and complimentary food and drink. We also attempt to determine our most loyal customers and give them personalized “VIP” recognition and treatment when they visit our casinos.

In 2005 and 2006, we further increased our marketing and promotional programs in an effort to secure and enhance our competitive position in the respective markets that we serve. Our casino event calendars were broadened to attract new players, while focusing on higher player incentive games to retain existing players. In addition, the Company continued its sponsorships of several athletic teams and community projects during the year, as a way to further promote our image and as a positive contribution to the communities in which we operate. ACC also continued our popular, ethnic-themed and holiday-related parties. Further, we have aggressively targeted key cities in our media campaigns, most notably Vienna, Linz and Regensburg and the metropolitan areas surrounding these cities.

Regulation and Licensing

The ownership and operation of casino gaming facilities are subject to extensive governmental regulations. We are required to obtain and maintain gaming licenses from the Ministry of Finance of the Czech Republic. The limitation, conditioning, suspension, revocation or non-renewal of gaming licenses, or the failure to reauthorize gaming would materially adversely affect our gaming operations. In addition, changes in the law that restrict or prohibit gaming operations could have a material adverse effect on our financial position, results of operations and cash flows.

Statutes and regulations can require us to meet various standards relating to, among other matters, business licenses, registration of employees, floor plans, security, background investigations of licensees and employees, historic preservation, building, fire and accessibility requirements, payment of gaming taxes, and regulations concerning equipment, machines, tokens, gaming participants, and ownership interests. Civil and criminal penalties can be assessed against us and/or our officers or stockholders to the extent of their individual participation in, or association with, a violation of any of the Czech gaming statutes or regulations. Management believes that we are in material compliance with applicable gaming regulations in the Czech Republic.

We are also subject to EU national and regional safety and health, employment and environmental laws and regulations that apply to our business in the Czech Republic. We believe that we are in the material compliance with such laws and regulations.

In 1998, the Czech Republic House of Deputies passed an amendment to the gaming law, which restricted foreign ownership of casino licenses. In response, the Company restructured its subsidiaries and Czech legal entities to comply with the amendment and was subsequently granted a 10-year gaming license that expires in 2009. There can be no assurance that the authorities in the Czech Republic will renew our gaming license when it expires or will not amend the gaming law as it pertains to foreign ownership of casino licenses. In the event the gaming laws are amended in the future, it may have a material adverse effect on our future profitability and operations. Further, there has been increased competition in the areas where we operate because local municipalities no longer have control over the issuance of casino licenses, thereby effectively eliminating the exclusivity we had when we acquired the casinos.

In the future, we may seek the necessary licenses, approvals and findings of suitability in other jurisdictions where the Company plans to conduct business. However, there can be no assurance that such licenses, approvals or findings of suitability will be obtained or will not be revoked, suspended or conditioned or that the Company will be able to obtain the necessary approvals for its future activities.

Gaming Taxes

Gaming tax rates in the Czech Republic averaged approximately 14.7% of total gaming revenues for the year ended December 31, 2005 and currently consist of gaming taxes of 11% of total gaming revenue, charity taxes of 10% of total gaming revenue net of gaming taxes, and 6% of slot revenue of 50.0 million Czech Korunas (approximately $2.0 million) or less or 8% if above this threshold (both net of slot licensing fees). There can be no assurances that tax rates, fees, or other payments applicable to our gaming operations will not be increased in the future.

Market Overview and Competition

When we acquired our two casinos in the Czech Republic in March 1998, we were the only casinos in the local market area. Prior to December 1998, the local Czech municipalities were empowered to grant casino licenses in their regions. However, after that date, amendments to the national Czech gaming law removed that right from the local governments and effectively eliminated our exclusivity in the market. Since this licensing change, four casinos have opened in Folmava, Czech Republic, which operate in direct competition with our Ceska casino. Route 59 currently has only two competitors, one remaining from four that were in existence two years ago and a new competitor, which is located near our casino in the former duty-free zone between the Czech and Austrian border posts. Our newest casino, Route 55, which opened on December 19, 2004, has one immediate competitor.

In early 2000, in response to increased competition from the casinos located in the Czech Republic, the German government issued 12 new gaming licenses in the Bavarian region of Germany. Two of the Bavarian casinos that commenced operations in spring of 2000 compete directly with our casinos in Ceska and Rozvadov. Further, in June 2003, a new casino opened across the street from our Rozvadov casino.

Casinos in Germany and Austria have formal atmospheres and an air of exclusivity. Our casinos offer relaxed but exciting and informal gaming environments, which have become a desirable alternative in the local gaming market. Further, we have gained the confidence of the local players as a reputable casino company in the Czech Republic through our high customer service standards, professional service, and strict adherence to all local gaming regulations.

In conformity to the European Union (EU) taxation legislation, when the Czech Republic joined the EU in 2004, its value added tax (or VAT) increased from 5% to 19%, effective January 2004, for all intra-EU generated purchases. All non-EU generated purchases were impacted by identical VAT increases, beginning in May 2004. Unlike in other industries, VATs are not refundable for gaming operations.

Seasonality

Our casinos are open year round. Customer traffic is heavier on long German and/or Austrian weekends and on holidays. Extreme winter weather in the Czech Republic negatively impacted our guest attendance for short periods of time in early 2006.

Employees

As of March 31, 2006, we had a total of 514 employees, including 121 in our casino in Ceska, 70 in the casino in Rozvadov, 164 in Route 59, 142 in Route 55, 12 in our shared services office in the Czech Republic, and five in the Company’s headquarters in New York. None of our personnel are represented under collective bargaining agreements or by a union. Management believes that our employee relations are excellent.

Locations

Corporate Offices. Our corporate offices are located at 545 Fifth Avenue, Suite 940, New York, New York, pursuant to the renewal of its five-year lease at the base rental rate of $4,014 per month, expiring in March 2010.

Czech Republic. We lease the casino facility in Ceska. This 32,884 square foot property includes a two story, 19,020 square foot, building and parking lot. The casino building lease expires in 2010. We also own a 3.71 acre parcel of land in Folmava, Czech Republic, in the same region as our Ceska casino.

We lease accommodations for our staff in Ceska, Hate (Route 59) and in Dolni Dvoriste (Route 55). The staff housing in Ceska contains 27 apartments and a cafeteria in a four story building. In Hate and Dolni Dvoriste, our middle managers and staff are housed in a number of local apartment units.

In Rozvadov, we own the casino building and the adjacent facility for staff accommodations. The casino is located on the first and second floors of a four-story building. We occupy offices in the upper two floors. Staff accommodations can house approximately 30 employees.

In March 2002, we exercised our right to buyout (purchase) the Route 59 building lease. The building lease buyout, of €1.6 million, or approximately $1.9 million using 2005 year-end exchange rate, was financed by a loan from a local bank in the Czech Republic. The bank note, which is payable in monthly installments through December 2006, bears interest at 6.2% per annum and is collateralized by the Route 59 building and our Rozvadov casino and an employee housing building.

In April 2002, we acquired a parcel of land in Dolni Dvoriste, Czech Republic. On this parcel, we constructed our fourth and largest casino, Route 55, which was completed in December 2005. The casino’s construction was financed, in part, through a 60 million CZK (or approximately $2.4 million using 2005 year-end exchange rate), 5.95% interest per annum, 58-month term loan with GE Capital Bank a.s. The loan is collaterized by the land, building, furniture, fixtures and equipment in Dolni Dvoriste and by our land in Folmava.

Intellectual Property Rights

We rely primarily on confidentiality agreements and trade secrets laws to protect our intellectual property. Our Code of Ethics for our executive officers requires that they affirmatively agree to take all reasonable measures to protect the confidentiality of our non-public information and that of our customers. We have registered our trademark on our ACC brand in the Czech Republic and in several other European countries in which we may operate in the future. We have also registered the following Internet domain names:  www.transwc.com and www.american-chance-casinos.com.

Legal Proceedings

While the Company is often subject to various contingencies, we are currently engaged in only one litigation matter that is unresolved. Although the ultimate liability of this claim cannot be determined at this time, we believe that it will not have a material adverse effect on the Company’s consolidated financial position or results of operations. In addition, we believe that we have a meritorious claim in the said litigation. We are not involved in any other material pending litigation as of the date of this prospectus.

DIRECTORS AND EXECUTIVE OFFICERS

The following table provides information with respect to each of our directors and each executive officer:

Name	Age	Position in the Company	Director or Executive Since
Rami S. Ramadan	56	Chief Executive Officer, Chief Financial Officer, President and Director	1999
Julio E. Heurtematte, Jr.(1)	70	Director	1998
Malcolm M.B. Sterrett(1)	63	Director	1998
Geoffrey B. Baker(1),(2)	56	Director	1999
Timothy G. Ewing(1)	45	Director	2004

(1)	Member of each of the Audit, Nominating and Compensation Committees of the board of directors.
(2)	Mr. Baker, who was appointed to a fill a vacancy on the board of directors on December 22, 1998, resigned from his position on May 13, 1999 and rejoined the board on August 4, 1999.

The following provides information regarding each of our director’s principal occupation for at least the past five years.

Rami S. Ramadan. Mr. Ramadan has served as CEO/CFO since July 12, 1999 and as President since August 2000. His most recent prior position had been Executive Vice President of Finance for Ian Schrager Hotels from November 1997 to July 1999. Prior to that, Mr. Ramadan held senior financial positions with Hyatt Hotels from January 1994 to November 1997, Euro Disney from October 1990 to December 1993 and Meridien Hotels from September 1975 to September 1990.

Julio E. Heurtematte, Jr. Mr. Heurtematte is a private consultant, specializing in international projects, trade and investments and has acted in such capacity since 1989. From 1963 to 1989, Mr. Heurtematte served with the Inter-American Development Bank in several capacities, most recently as its Deputy Manager for Project Analysis.

Malcolm M. B. Sterrett. Mr. Sterrett is a private investor. From 1989 to 1993, he was a partner at the law firm of Pepper Hamilton & Scheetz, in Washington, D.C. From 1988 to 1989, he served as General Counsel to the U.S. Department of Health and Human Services and from 1982 to 1988 he was a Commissioner on the U.S. Interstate Commerce Commission. Before that, he was Vice President and General Counsel to the United States Railway Association and served as Staff Director and Counsel to the U.S. Senate Committee on Commerce, Science and Transportation.

Geoffrey B. Baker. Mr. Baker is a private investor. From 1983 to the present, Mr. Baker has been a member of the private investment firm, Baker & Donaldson. From 1977 to 1982, he was Legislative Director to former U.S. Senator Lowell P. Weicker, Jr., and from 1975 to 1977 he served on the Senate Committee on Commerce as a minority staff member for surface transportation.

Timothy G. Ewing. Mr. Ewing has been a director since June 2004. Mr. Ewing, a Chartered Financial Analyst, is the managing partner of Ewing & Partners which is the manager of Value Partners, Ltd., a private investment partnership formed in 1989, and of the Endurance Partnerships, private investment partnerships formed in 2001. Mr. Ewing sits on the board of directors of Cherokee, Inc. (NASDAQ: CHKE) in Van Nuys, California (since 1997), and Harbourton Capital Group (OTC: HBTC) in McLean, Virginia (since 2000). In addition, he is immediate past chairman and executive board member of the Dallas Museum of Natural History, and sits on the board of trustees of The Dallas Opera, and the advisory board of the University of Texas at Dallas’ Holocaust Studies Program.

Information about the Board and its Committees:

Our Board of Directors, which is chaired by Mr. Sterrett in a non-executive role, manages the business and affairs of the Company. The Board holds biweekly conference calls and meets on an as-needed basis. The Board has established several committees, described below, which also meet on an as-required basis during the year. The Board met three times and acted by consent twice during the Company’s fiscal year ended December 31, 2005. No director of the Company attended fewer than 75% of the total number of meetings of the Board or meetings of committees of the Board during the year ended December 31, 2005.

The board of directors has established the following committees:

•      Audit Committee – The Audit Committee reviews and approves internal accounting controls, internal audit operations and activities, our annual report and audited financial statements, the selection of our independent registered public accountants, the activities and recommendations of our independent registered public accountants, material changes in our accounting procedures, our policies regarding conflicts of interest and such other matters as may be delegated by the board. The Audit Committee, composed of Mr. Baker, the Committee’s Chairman, Messrs. Heurtematte, Sterrett and Ewing, all of whom are non-employee, “independent” directors, met once and acted by consent once in 2005. Additionally, the Committee’s Chairman conferred four times via telephone with the committee members regarding audit matters throughout 2005.

•      Compensation Committee – The Compensation Committee sets the compensation for executive officers of the Company and sets the terms of grants of awards under the 1999 Non-Employee Director Stock Option Plan (the “1999 Plan”), the 2004 Equity Incentive Plan (the “2004 Plan”) and any other equity-based compensation plans adopted by the Company. The Compensation Committee, composed of Mr. Heurtematte, the Committee’s Chairman, Messrs. Baker, Sterrett and Ewing, met three times in 2005 and acted by consent once in 2005.

•      Nominating Committee – The Nominating Committee has the responsibilities set forth in its Charter, including recommending board nominees, determining the qualifications for such nominees and assisting the board of directors in interpreting and applying the Company’s Corporate Governance Guidelines. The Nominating Committee is composed of Mr. Ewing, its Chairman, Messrs. Baker, Heurtematte and Sterrett, and met once during 2005.

Directors’ Compensation

Effective beginning the quarter ending September 30, 2003, non-employee directors’ compensation includes a cash retainer fee of $6,250 per quarter, per member. In addition, the non-executive chairman of the board receives an additional $1,250 per quarter, while each chairman of the board’s three committees receives $625 per quarter. All members of the board are reimbursed for out-of-pocket expenses in connection with attending board meetings. Pursuant to the 1999 Plan adopted at the 1999 Annual Meeting and amended by the board in July 2000, each non-employee director is provided with an automatic grant of a non-qualified option to purchase 25 shares of common stock on the date following each fiscal quarter in which the director serves. Each such option (i) has a 10-year term, (ii) has an exercise price per share equal to 100% of the fair market value of one share of common stock on the date of grant, and (iii) becomes fully exercisable on the date of grant. As of December 31, 2005, there were 570 shares of common stock remaining available for issuance under the 1999 Plan.

Code of Ethics

The board of directors adopted a Code of Ethics which covers all executive officers of TWC and its subsidiaries. The Code of Ethics requires that senior management avoid conflicts of interest; maintain the confidentiality of information relating to the Company; engage in transactions in the common stock only in compliance with applicable laws and regulations and the requirements set forth in the Code of Ethics; and comply with other requirements which are intended to ensure that such officers conduct business in an honest and ethical manner and otherwise act with integrity and in the best interest of the Company. All executive officers of the Company are required to affirm in writing that they have reviewed and understand the Code of Ethics.

Executive Compensation

Summary of Cash and Certain Other Compensation. The following table sets forth the cash and non-cash compensation earned during the fiscal years ending December 31, 2003 through 2005 by the Chief Executive Officer and Chief Financial Officer of the Company during those periods.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
	Year	Salary	Bonus	Other Compensation(2)	Restricted Stock(3)	Stock Options(3)	All Other Compensation
Rami S. Ramadan(1)	2005	$400,000	$—	$8,280	$—	175,000	$—
	2004	400,000	150,000	8,268	—	1,500	—
	2003	400,000	168,000	5,616	—	1,500	—

(1)

Mr. Ramadan joined the Company as its Chief Executive Officer and Chief Financial Officer, as of July 12, 1999. He was elected the Company’s President in August 2000. On July 1, 2005, Mr. Ramadan’s employment agreement was renewed and amended for an additional two and one half years. See “-Employment/ Severance Agreement,” below.

(2)	The amounts represent the cost of the operation of a leased automobile provided to Mr. Ramadan for each year indicated.

(3)

Amounts in years 2003 through 2004 represent the number of qualified stock options granted each year. These options listed are exercisable at a per share price equal to the fair market value of such share, as determined by the average of the bid and ask price of such share at the close of the market on the date of the grant. Commencing with the renewal of his employment agreement in July 1, 2005 and pursuant to our 2004 Equity Incentive Plan, Mr. Ramadan’s equity compensation plan includes a grant of seven-year options to purchase an aggregate total of 175,000 shares of the Company’s common stock at the following exercise prices:

At	Price per share
July 1, 2005	$2.80
January 1, 2006	$2.88
July 1, 2006	$2.97
January 1, 2007	$3.06
July 1, 2007	$3.15
January 1, 2008	$3.25
July 1, 2008	$3.34
January 1, 2009	$3.44
July 1, 2009	$3.55
January 1, 2010	$3.65
July 1, 2010	$3.76
January 1, 2011	$3.88
July 1, 2011	$3.99
January 1, 2012	$4.11

These options will vest cumulatively as follows, if Mr. Ramadan is, at such time, employed by TWC:

At	Number Vested	Cumulative Number Vested

July 1, 2005	35,000	35,000

July 1, 2006	35,000	70,000

July 1, 2007	35,000	105,000

July 1, 2008	35,000	140,000

July 1, 2009	35,000	175,000

In addition, Mr. Ramadan was granted, pursuant to his renewed employment agreement and the 2004 Equity Incentive Plan, 75,000 shares of restricted common stock that vest cumulatively as follows, beginning with the quarter ended September 30, 2005:

	Cumulative Number
Number	Vested	When Vested

25,000	25,000	When the trailing twelve months (“TTM”) earnings per share from TWC’s continuing operations for any two (2) consecutive fiscal quarters (“TTMEPS”) is equal to or exceeds $0.45 for the first time.

25,000	50,000	When TTMEPS is equal to or exceeds $0.60 for any two (2) consecutive fiscal quarters ended for the first time.

25,000	75,000	When TTMEPS is equal to or exceeds $0.75 for any two (2) consecutive fiscal quarters ended for the first time.

All unvested options and unvested restricted stock granted hereunder will, automatically and without any further action on the part of Mr. Ramadan or any members of the Compensation Committee, terminate upon the effective date of the termination or expiration of his employment agreement, except that all unvested options and unvested restricted stock granted hereunder will, automatically and without any further action on the part of any person, vest in Mr. Ramadan upon the closing date of a change of control of the Company. All such vested options and restricted stock must be surrendered or otherwise converted into cash or securities of the acquiror or exercised as required or permitted by the terms and conditions of the change of control documents. Any extension of the terms of his employment agreement beyond December 31, 2007 will not result in the extension of any option or stock grant vesting or exercise periods set forth above. As of March 31, 2006, there were no shares of restricted stock vested.

Option Grants and Exercises

The following table summarizes certain information concerning individual grants of options during fiscal 2005 to Mr. Ramadan and the potential realizable value of the options held by him at December 31, 2005.

Options Granted in Fiscal 2005

Individual Grants

Name	Shares of Common Stock Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Base Exercise Price ($ /SH)	Expiration Date

Rami S. Ramadan	175,000	100%	$2.80	06/30/2012

No options were exercised by Mr. Ramadan during fiscal 2005.

The following table summarizes the option values held by Mr. Ramadan as of December 31, 2005.

Aggregate Option Exercises in Fiscal 2005 and

Fiscal 2005 Year-End Option Value Table

			Number of Unexercised Options At December 31, 2005		Value of Unexercised in the Money Options at December 31, 2005(1)
Name	No. of Shares Acquired on Exercise	Value Realized Upon Exercise	Exercisable	Unexercisable	Exercisable	Unexercisable

Rami S. Ramadan	—	$—	40,500	140,000	$—	$—

(1)          The option exercise price was greater than the closing price of the common stock as quoted on the OTC Electronic Bulletin Board on the last trading day of 2005.

Employment/Severance Agreement

Effective July 1, 2005, the employment agreement between the Company and Mr. Ramadan was renewed for a period of two and one-half years pursuant to which Mr. Ramadan will continue to serve as the Company’s Chief Executive Officer, President and Chief Financial Officer at an annual salary of $400,000. Mr. Ramadan is eligible to participate in the 2004 Equity Incentive Plan and any present or future employee benefit plans, including a proposed profit sharing bonus plan and a proposed deferred compensation plan. He also will be reimbursed for reasonable travel and out-of-pocket expenses necessarily incurred in the performance of his duties. As provided by Mr. Ramadan’s new agreement and shown in Footnote 2 to the Summary Compensation Table above, he received: (i) a grant of seven year options to purchase an aggregate total of 175,000 shares of our common stock in allotments of 35,000 shares per annum over a five year vesting period; and (ii) upon reaching designated earnings per share targets, 75,000 shares of restricted common stock in 25,000 share allotments.

In the event the employment agreement is terminated without cause, as defined in the agreement, Mr. Ramadan will receive two year’s salary, subject to certain timing limitations. The agreement is also subject to numerous termination provisions in the event of death, disability, discharge for cause, and material breach thereof, among others. In addition, upon termination of his agreement, with the exception of a discharge for cause, generally, the Company will continue to pay Mr. Ramadan his base salary and his medial insurance benefits then in effect until the date of the earlier of the commencement of his full time employment with another employer, or the first anniversary of the termination date of the employment agreement. Further, the employment agreement expires on December 31, 2007, provided, however, unless either the Company or Mr. Ramadan notifies the other of its/his intent not to extend the term on or prior to September 30, 2007 or on or prior to each September 30th thereafter, then the Term shall be automatically extended for a period of one year to the next December 31st.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of May 31, 2006 (the Calculation Date), unless otherwise noted, (a) by each shareholder who is known by the Company to own beneficially more than 5.0% of the outstanding common stock, (b) by each director, (c) by each executive officer named in the Summary Compensation Table above and by all executive officers and directors as a group. Unless otherwise noted, each of the shareholders listed in the table or included within a group listed in the table possesses sole voting and investment power with respect to the shares indicated, subject to community property laws where applicable. The business address for each director and executive officer of the Company is 545 Fifth Avenue, Suite 940, New York, New York 10017.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned (1)	Percentage of Ownership (1)

Value Partners, Ltd. (2)	3,559,388	45.4%
Rami S. Ramadan (3)	183,000	2.3
Julio E. Heurtematte, Jr. (4)	25,171	*
Malcolm M.B. Sterrett (5)	25,171	*
Geoffrey B. Baker (6)	25,131	*
Timothy G. Ewing (7)	3,559,388	45.4
Special Situations Funds (8)	1,323,600	16.9
Wynnefield Small Cap Value Offshore Fund, Ltd. (9)	882,353	11.3
SC Fundamental Funds Group (10)	588,235	7.5
All directors and the executive officer as a group (5 persons) (11)	3,817,861	47.7%

*           Less than 1%.

(1)   The percentage of outstanding shares is based on 7,840,869 shares outstanding as of May 31, 2006 and, for certain individuals and entities, on reports filed with the SEC or on information provided directly to the Company by such individuals or entities. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the Calculation Date upon the exercise of options or warrants. Each beneficial owner’s percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) are exercisable within 60 days from the Calculation Date have been exercised. Included are shares of Common Stock issuable upon the exercise of options or warrants to purchase the Company’s common stock.

(2)   Value Partners, Ltd. is a Texas limited partnership, managed by Ewing & Partners, whose business address is 4514 Cole Avenue, Suite 808, Dallas, Texas 75205.

(3)   Consists of 2,500 shares of common stock and 180,500 shares subject to incentive stock options, granted to Mr. Ramadan on July 12, 1999 and each subsequent year through 2005, of which 40,500 are vested as of the Calculation Date.

(4)   Includes 24,029 shares of common stock; warrants to purchase 417 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008; 10 shares of common stock subject to non-qualified options granted to Mr. Heurtematte under the 1998 Plan at the end of each calendar quarter ended June 30, 1998 through December 31, 1998 and 20 shares of common stock subject to non-qualified options granted under the 1999 Plan at the end of each calendar quarter ended March 31, 1999 through June 30, 2000, and 25 shares of common stock subject to non-qualified options granted under the 1999 Plan at the end of each calendar quarter ended September 30, 2000 through December 31, 2005, all of which were fully vested on the dates of grant.

(5)   Includes 24,029 shares of common stock; warrants to purchase 417 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008; 10 shares of common stock subject to non-qualified options granted to Mr. Sterrett under the 1998 Plan at the end of each calendar quarter ended June 30, 1998 through December 31, 1998 and 20 shares of common stock, subject to non-qualified options, granted under the 1999 Plan at the end of each calendar quarter ended since March 31, 1999 through June 30, 2000, and 25 shares of common stock subject to non-qualified options granted under the 1999 Plan at the end of each calendar quarter ended September 30, 2000 through December 31, 2005, all of which were fully vested on the dates of grant.

 (6)   Includes 24,029 shares of common stock; warrants to purchase 417 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008; 10 shares of common stock subject to non-qualified options granted to Mr. Baker under the 1993 Incentive Stock Option Plan at December 31, 1998, 20 shares of common stock, subject to non-qualified options, granted under the 1999 Plan for the calendar quarter ended March 31, 1999 and 20 shares of common stock subject to non-qualified options granted under the 1999 Plan at the end of each quarter ended since September 31, 1999 through June 30, 2000, and 25 shares of common stock subject to non-qualified options granted under the 1999 Plan at the end of each calendar quarter ended September 30, 2000 through December 31, 2005, all of which were fully vested on the dates of grant.

 (7)   Mr. Timothy G. Ewing is the managing partner of Ewing & Partners, which manages Value Partners, Ltd. His beneficial ownership includes 3,559,388 shares of common stock, held by Value Partners, Ltd. (See also Note (2) above).

 (8)   AWM Investment Company, Inc. (“AWM”), a Delaware corporation, is the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. (“SSCF”). MG Advisers, L.L.C., (“MG”) a New York limited liability company, is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. (“SSPEF”). Austin W. Marxe and David M. Greenhouse are the principal owners of AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolios securities by the investment advisers on behalf of their Funds. As a result of the private placement in December 2005, SSCF and SSPEF beneficially own 588,300 and 735,300 shares of common stock, respectively. The principal business of Special Situations Funds is to invest in equity and equity-related securities and other securities of any kind and nature.

(9)   As part of its participation in the private placement in December 2005, Wynnefield Small Cap Value Offshore Fund, Ltd., an investment firm, directly beneficially owns 882,353 shares of the Company’s common stock.

(10) SC Fundamental Value Funds LP (“SCFVF”) and SC Fundamental Value BVI, Ltd (“SCFVBVI”), collectively referred to as SC Fundamental Value Funds Group, were participants in the private placement in December 2005. SCFVF is managed by SC Fundamental LLC, as general partner, and beneficially owns 335,295 shares of common stock, while SCFVBVI is managed by SC BVI Partners, as investment advisor, and beneficially owns 252,940 shares of common stock.

(11) See Notes (3), (4), (5), (6) and (7) above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

At December 31, 2005 and March 31, 2006, approximately $372,000 and $188,000 of the Interest Notes were held by Value Partners, Ltd., an approximate 45% owner of our issued and outstanding common stock as of March 31, 2006. Related interest expense was approximately $60,000 and $6,000 for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively.

During the year ended December 31, 2005, the Company utilized the services of an attorney who is the brother of the Company’s managing director of Czech operations. Fees paid to the attorney during 2005 aggregated approximately $12,000. At December 31, 2005, approximately $1,200 was owed to the attorney for services rendered through such date. We continue to utilize this counsel’s services and have paid or accrued fees and expenses to such firm of approximately $5,000 through March 31, 2006.

As of March 31, 2006, Value Partners holds a controlling 45.4% of our issued and outstanding common stock. Further, Value Partners holds 4.5% of our long term debt.

There are no arrangements or understandings between the directors and any other person pursuant to which such director was selected to be nominee for election as a director. No director is related to any other director or executive officer of the Company by blood, marriage or adoption.

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of 9,500,000 shares of our common stock, having a par value of $0.001 per share, and 4,000,000 shares of our undesignated preferred stock having a par value of $0.001 per share. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters coming before the shareholders for a vote. Our Articles of Incorporation do not permit cumulative voting for the election of directors, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose; in such event, the holders of the remaining shares will not be able to elect any of our directors. Our Bylaws require a majority of votes cast to be the vote necessary for the stockholders to act on various matters other than the election of directors. The directors of a Nevada corporation are elected at the annual meeting of the stockholders by a plurality of the votes cast at the election. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend or otherwise authorized any cash or other distribution with respect to the shares of our common stock and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into dollars and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors and after any distribution to stockholders having a preference to our remaining assets on liquidation.

Our board of directors has the authority under our Articles of Incorporation to issue up to 4,000,000 shares of our preferred stock from time to time in one or more series at its discretion. The board may set the rights, preferences, powers, designations and all relative, participating, optional or special rights of any series of preferred stock without stockholder approval. Depending on the terms established by our board of directors, any or all series of preferred stock could have preference over our common stock with respect to voting, dividends, rights upon liquidation and other important matters. The board of directors does not presently intend to issue any preferred stock, but may do so at any time without prior notice to any stockholder.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted. No additional shares of our common stock are being issued in this offering.

Our transfer agent is Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders and for each selling stockholder the number of shares of common stock beneficially owned as of May 31, 2006, and the number of shares being registered. Except as otherwise indicated in the footnotes to the table below, each selling stockholder acquired its securities in our private placement of securities completed in December, 2005. Furthermore, except as set forth in the footnotes below, none of the selling stockholders has held a position as an officer or director of TWC, nor has any selling stockholder had a material relationship of any kind with TWC. All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. A selling stockholder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is a selling stockholder obligated to sell all or any portion of the shares at any time. We will file a supplement to this prospectus to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Selling Stockholders	Shares of Common Stock Beneficially Owned (1), (2)	Percent of Common Stock (3)	Shares of Common Stock To Be Registered	Shares of Common Stock to be Held After Completion of the Offering(15)	Percent of Common Stock After Completion of the Offering (15)
Carr Securities Corporation(4)	15,000	*	15,000	0	*
Special Situations Cayman Fund, L.P. (5)	588,300	7.5%	588,300	0	*
Special Situations Private Equity Fund, L.P. (5)	735,300	9.4%	735,300	0	*
SC Fundamental Value BVI, Ltd. (6)	252,940	3.2%	252,940	0	*
SC Fundamental Value Fund, L.P. (6)	335,295	4.3%	335,295	0	*
Wynnefield SmallCap Value Offshore Fund, Ltd.(7)	882,353	11.3%	882,353	0	*
Value Partners, Ltd. (8)	3,559,388	45.4%	3,559,388	0	*
Geoffrey B. Baker (9)	25,131	*	24,446	685	*
Julio E. Heurtematte, Jr. (10)	25,171	*	24,446	725	*
Malcolm M.B. Sterrett (11)	25,171	*	24,446	725	*
Harry F. Radcliffe (12)	3,127	*	3,127	0	*
Palestra Partners, LP (13)	1,251	*	1,251	0	*
U.S. Bancorp. (14)	5,753	*	5,753	0	*

Total	6,454,180	82.3%	6,452,045	2,135	*	%

*           Less than 1%.

(1)   On May 31, 2006, there were 7,840,869 shares of common stock outstanding and no issued and outstanding preferred stock. All of the shares of common stock being registered pursuant to this registration statement are being registered on behalf of the selling stockholders and were outstanding prior to the filing of this registration statement except for the shares purchasable by certain of the selling stockholders (not including Value Partners) upon exercise of their respective warrants as described below in notes 9, 10, 11, 13, and 14. Following the offering, assuming that these stockholders do not exercise their warrants, there will be 7,840,869 shares of common stock outstanding and no issued and outstanding preferred stock.

(2)   Under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person’s economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security. None of the selling stockholders who are not natural persons are reporting companies under the Securities Exchange Act of 1934, as amended (the Exchange Act).

(3)           In determining the percent of common stock owned by a person on May 31, 2006, (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 7,840,869 shares in the aggregate of common stock outstanding on May 31, 2006, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities. For purposes of this selling stockholders table, the calculation for determining the percent of common stock owned by a person after completion of the offering is the same, and assumes that no new shares of common stock will be issued by us prior to the completion of the offering.

(4)           Carr Securities Corporation, a New York corporation, whose address is 14 Vanderventer Avenue, Port Washington, New York 11050, was the placement agent for our private placement. The board of directors of this company has sole voting and investment control over these securities.

(5)           AWM Investment Company, Inc. (AWM), a Delaware corporation, whose offices are located at 572 Madison Avenue, Suite 2600, New York, New York 10022, is the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. (SSCF). MG Advisers, L.L.C. (MG), a New York limited liability company, is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. (SSPEF). Austin W. Marxe and David M. Greenhouse are the principal owners of AWM and MG and are principally responsible for the selection, acquisition and disposition of the securities by the investment advisers on behalf of their Funds. As a result of a private placement of common stock that closed in December 2005, SSCF and SSPEF beneficially own 588,300 and 735,300 shares of common stock, respectively. The principal business of the Special Situations Funds is to invest in equity and equity-related securities and other securities of any kind and nature.

(6)           SC Fundamental Value Funds LP (SCFVF) and SC Fundamental Value BVI, Ltd (SCFVBVI), collectively referred to as SC Fundamental Value Funds Group, 747 Third Avenue, 27th Floor, New York, New York 10017, were also participants in the December 2005 private placement. SCFVF is managed by SC Fundamental LLC, as general partner, and beneficially owns 335,295 shares of common stock, while SCFVBVI is managed by SCBVI Partners, as investment advisor, and beneficially owns 252,940 shares of common stock.

(7)           Wynnefield SmallCap Value Offshore Fund, Ltd. (“WSCVOF”), whose business address is 450 Seventh Avenue, Suite 509, New York, New York 10123, is a Cayman Island corporation that acquired these shares of common stock in the December 2005 private placement. WSCVOF is managed by Wynnefield Capital, Inc., a Cayman Islands corporation, that has sole voting and dispositive power over these shares.

(8)           Mr. Timothy G. Ewing, a director of the Company, is the managing partner of Ewing & Partners, which manages Value Partners, Ltd., whose business address is 4514 Cole Avenue, Suite 808, Dallas, Texas 75205. Mr. Ewing has sole voting and dispositive power over these shares. Value Partners purchased no shares in the December 2005 private placement. Of the shares registered hereby, 3,270,105 were obtained in the Public Exchange, 232,708 were obtained in the LA Exchange and 56,575 were obtained pursuant to the exercise of warrants. Unlike all of the other shares registered hereby, we have no contractual obligation to register the shares held by Value Partners, but are doing so as an accommodation to Value Partners.

(9)           Mr. Geoffrey B. Baker has been a director of the Company since 1999. His beneficial ownership includes 24,029 shares of common stock acquired in the Public Exchange and warrants to purchase 417 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008. In addition, Mr. Baker owns options to purchase 685 shares of common stock which are not part of this prospectus.

(10)         Mr. Julio E. Heurtematte, Jr. has been a director of the Company since 1998. His beneficial ownership includes 24,029 shares of common stock acquired in the Public Exchange and warrants to purchase 417 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008. In addition, Mr. Heurtematte owns options to purchase 725 shares of common stock which are not part of this prospectus.

(11)         Mr. Malcolm M.B. Sterrett has been a director of the Company since 1998. His beneficial ownership includes 24,029 shares of common stock acquired in the Public Exchange and warrants to purchase 417 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008. In addition, Mr. Sterrett owns  options to purchase 725 shares of common stock which are not part of this prospectus.

 (12)         Harry F. Radcliffe, whose address is 40 Wiggins Lane, Uniontown, Pennsylvania 15401, beneficially owns warrants to purchase 3,127 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008.

(13)         Palestra Partners, LP, whose address is 955 Lexington Avenue, Apt. 8A, New York, New York 10021, beneficially owns warrants to purchase 1,251 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008.

(14)         U.S. Bancorp., whose address is 11766 Wilshire Boulevard, Suite 870, Los Angeles, California 90025, beneficially owns warrants to purchase 5,753 shares of common stock at an exercise price of $1.00 per share expiring March 31, 2008.

(15)         Except as otherwise noted herein, this prospectus assumes that all shares registered will be sold in this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 7,840,869 shares common stock outstanding. Value Partners, who is our “affiliate,” defined in Rule 144 as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, us, will be required to comply with the resale limitations of Rule 144.

Purchasers acquiring shares from selling shareholders in one or more transactions to which this prospectus relates, other than persons who are our affiliates, may resell their shares immediately. Sales by affiliates will be subject to the volume and other limitations of Rule 144, including certain restrictions regarding the manner of sale, notice requirements, and the availability of current public information about us. The volume limitations generally permit an affiliate to sell, within any three-month period, a number of shares of common stock or the average weekly trading volume during the four calendar weeks preceding his sale. A person who ceases to be an affiliate at least three months before the sale of restricted securities beneficially owned for at least two years may sell the restricted securities under Rule 144 without regard to any of the Rule 144 limitations.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock or interests in shares of our common stock after the date of this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•                  ordinary brokerage transactions and transactions in which the broker dealer solicits investors;

•                  block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker dealer as principal and resale by the broker dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  to cover short sales made after the date that the registration statement is declared effective by the SEC;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The selling stockholders may also sell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of that Rule.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earliest of such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, December 31, 2007 or the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Broker dealers engaged by selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Upon TWC being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (to the extent of our knowledge) (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of our common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon TWC being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions discounts or concessions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities. The selling stockholders may indemnify any broker dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have advised each stockholder that it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

If a selling stockholder is an "underwriter" and uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act. To the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We are required to pay all fees and expenses incident to the registration of the shares offered hereby, but we will not receive any proceeds from the sale of the shares of our common stock. The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, and state securities laws relating to the registration of the shares offered by this prospectus.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

There have been no changes in and/or disagreements with Rothstein Kass & Company, P.C., our independent registered public accounting firm, on accounting and financial disclosure matters.

LEGAL MATTERS

Certain legal matters in this offering, including the legality of the common stock offered pursuant to this prospectus, will be passed upon for us and, at our request, for the selling stockholders by Elias Matz Tiernan & Herrick L.L.P., Washington, D.C.

EXPERTS

Our financial statements for the years ended December 31, 2005 and 2004 included in this prospectus have been audited by Rothstein Kass & Company, P.C., an independent registered public accounting firm, as stated in their opinion, which has been rendered upon the authority of said firm as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No “Expert” or “Counsel” as defined by Item 509 of Regulation S-B promulgated pursuant to the Securities Act, whose services were used in the preparation of this Form SB-2, was hired on a contingent basis or will receive a direct or indirect interest in us.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation, as amended, as filed as in Exhibits 3.1(a), 3.1(b) and 3.1(c) to the Form 10-KSB for the year ended December 31, 2005 and Exhibit 3.1 to the Form 8-K filed for the period March 5, 2004, and our Bylaws, as amended, as filed in Exhibit 3.2 to the Form 10-KSB for the year ended December 31, 2005, provide that we must indemnify our directors to the fullest extent permitted under Nevada law and may indemnify, if so authorized by our board of directors, our officers and any other person whom we have the power to indemnify against liability, reasonable expense or other matter whatsoever. The effect of these provisions is potentially to indemnify our directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with us.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officer and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Our Articles of Incorporation also permit us to maintain insurance on behalf of our company and any person whom we have the power to indemnify.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the SEC under the Securities Act with respect to the shares of common stock being offered by means of this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports, any proxy statements and other information with the SEC. You can read our files, including this registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facility at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549 and at the SEC’s regional offices. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at
1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX

TO

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered
Public Accounting Firm	F-2

Consolidated Balance Sheets
for the Years Ended
December 31, 2005 and 2004	F-3

Consolidated Statements of Income and
Comprehensive Income (Loss)
for the Years Ended
December 31, 2005 and 2004	F-4

Consolidated Statements of
Stockholders Equity
for the Years Ended
December 31, 2005 and 2004	F-5

Consolidated Statements of Cash Flows
for the Years Ended
December 31, 2005 and 2004	F-6

Notes to the Financial Statements	F-7

Unaudited Condensed Consolidated
Balance Sheets as of March 31, 2006
and December 31, 2005	F-20

Unaudited Condensed Consolidated
Statements of Operations and
Comprehensive Income (Loss)
for the Three Months Ended
March 31, 2006 and 2005	F-21

Unaudited Condensed Consolidated
Statements of Cash Flows for the
Three Months Ended
March 31, 2006 and 2005	F-22

Notes to Unaudited Condensed Consolidated
Financial Statements	F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Trans World Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Trans World Corporation and Subsidiaries (collectively, “the Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income (loss), stockholders’ equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trans World Corporation and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 14, 2006

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(dollars in thousands, except for share data)

	December 31, 2005	December 31, 2004
ASSETS
CURRENT ASSETS:
Cash	$6,595	$2,686
Prepaid expenses	315	492
Other current assets	269	154

Total current assets	7,179	3,332

PROPERTY AND EQUIPMENT, net	12,647	13,917

OTHER ASSETS:
Goodwill	4,942	5,424
Deposits and other assets	1,257	1,370

Total other assets	6,199	6,794

	$26,025	$24,043

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Long-term debt, current maturities	$1,380	$1,415
Accounts payable	1,762	3,315
Interest payable	51	51
Czech tax accrual	2,724	1,858
Accrued expenses and other current liabilities	1,101	1,398

Total current liabilities	7,018	8,037

LONG-TERM LIABILITIES:
Long-term debt, less current maturities	3,167	2,919
Other	460	1,026

Total long-term liabilities	3,627	3,945

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:

Preferred stock, $.001 par value, 4,000,000 shares authorized, none issued
Common stock, $.001 par value, 9,500,000 shares authorized, 7,840,869 and 5,031,681 shares issued and outstanding in 2005 and 2004, respectively	8	5
Additional paid-in capital	47,743	43,228
Accumulated other comprehensive income	3,460	4,738
Accumulated deficit	(35,831)	(35,910)

Total stockholders’ equity	15,380	12,061

	$26,025	$24,043

See accompanying notes to consolidated financial statements.

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2005 and 2004

(dollars in thousands, except for share data)

	2005	2004

REVENUES	$23,249	$18,938

COSTS AND EXPENSES:
Cost of revenues	14,007	10,512
Depreciation and amortization	737	494
Selling, general and administrative	8,073	6,211
Preopening costs	—	197
	22,817	17,414

INCOME FROM OPERATIONS	432	1,524

OTHER INCOME (EXPENSE):
Interest expense, net	(350)	(309)
Foreign exchange loss	(5)	(5)
Other	2	37
	(353)	(277)

NET INCOME	79	1,247

Other comprehensive income (loss), foreign currency translation adjustments	(1,278)	2,033

COMPREHENSIVE INCOME (LOSS)	$(1,199)	$3,280

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	5,096,229	5,031,606
Diluted	5,099,872	5,039,194

EARNINGS PER COMMON SHARE:
Basic	$0.02	$0.25
Diluted	$0.02	$0.25

See accompanying notes to consolidated financial statements.

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2005 and 2004

(dollars in thousands, except for share data)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Income	Deficit	Equity
Balances, January 1, 2004	5,031,452	$5	$43,227	$2,705	$(37,157)	$8,780

Exercise of options	200

Foreign currency translation adjustment				2,033		2,033

Other	29		1			1

Net income					1,247	1,247
Balances, December 31, 2004	5,031,681	5	43,228	4,738	(35,910)	12,061

Private placement, net of costs	2,809,188	3	4,515			4,518

Foreign currency translation adjustment				(1,278)		(1,278)

Net income					79	79
Balances, December 31, 2005	7,840,869	$8	$47,743	$3,460	$(35,831)	$15,380

See accompanying notes to consolidated financial statements.

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

(dollars in thousands, except for share data)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$79	$1,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	737	494
Gain on sale of equipment	(3)	(27)
Gain on settlement of promissory note	(108)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(112)	(167)
Deposits and other assets	66	(138)
Accounts payable	570	611
Czech tax accrual	1,055	(65)
Accrued expenses and other current liabilities	(746)	43

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,538	1,998

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for property and equipment	(2,528)	(3,601)
Proceeds from the sale of assets	3	27
Refund of security deposit	20

NET CASH USED IN INVESTING ACTIVITIES	(2,505)	(3,574)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement	4,750
Payment of promissory note	(197)
Proceeds from long-term debt	2,084	389
Payments of long-term debt	(1,658)	(1,295)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,979	(906)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(103)	224

NET INCREASE (DECREASE) IN CASH	3,909	(2,258)

CASH:
Beginning of year	2,686	4,944

End of year	$6,595	$2,686

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$392	$240

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock issuance as partial finder’s fee	$25	$
Accrued finder’s fee for private placement	$212	$
Conversion of accrued interest to debt	$20	$19
Route 55 partial construction costs included in accounts payable and other current liabilities	$	$1,866
Note incurred in connection with acquisition of vehicle	$	$20

See accompanying notes to consolidated financial statements.

NOTE 1 - Nature of Business and Liquidity

Nature of Business

Trans World Corporation and Subsidiaries (collectively, “TWC” or the “Company”), a Nevada corporation, is primarily engaged in the gaming business in the Czech Republic.

The Company owns and operates four casinos in the Czech Republic, two of which are located in the western part of the country, close to the border of the German State of Bavaria. The larger of the two, located in Ceska Kubice (“Ceska”), currently has 16 gaming tables and 48 slot machines. The smaller is located in Rozvadov (“Rozvadov”) and currently has 10 gaming tables and 30 slot machines. Two casinos are located in the southern part of the Czech Republic, close to the Austrian border. The largest of these two, “Route 55,” recently opened on December 19, 2004 at Dolni Dvoriste, now has 21 gaming tables, 94 slot machines, a 70-seat Italian restaurant and a bar and grill. The other located in Hatě (“Route 59”), currently has 22 gaming tables and 60 slot machines.

Liquidity

The Company achieved a positive working capital of $161 at December 31, 2005 from a deficit of $4,750 at December 31, 2004, primarily as a result of the December 2005 $4,750 Capital Raise (see “Note 7 – Stockholders’ Equity”) and a construction term loan from GE Capital Bank a.s. in the amount of 60 million Czech Korunas (“CZK”) or approximately $2,500 using 2005 year-end exchange rates, of which only 10 million CZKs, or approximately $408 using 2005 year-end exchange rates, was drawn as of December 31, 2004.

The Company’s management is now focused on securing additional financing to acquire and develop new business units. Additionally, the Company is involved in several development projects, including the potential development of hotels in Hatě and in Folmava, Czech Republic, and the potential acquisition of existing hotels in Europe. There can be no assurances that management’s plans will be realized.

The Company’s management believes that its cash resources at December 31, 2005 and anticipated cash to be provided by 2006 operations are sufficient to fund its activities for the year ending December 31, 2006.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Property and Equipment. Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the following estimated useful lives:

Asset	Estimated Useful Life

Building and improvements	4-45 years
Gaming equipment	4-12 years
Furniture, fixtures and other equipment	3-12 years

Pre-opening Costs. Preopening costs are expensed as incurred pursuant to AICPA Statement of Position (“SOP”) 98-5, “Reporting on the Costs of Start-up Activities.” 2004 preopening costs included payroll, outside services and other expenses related to the Company’s newest casino, Route 55.

Goodwill. Goodwill represents the excess of the cost of the Company’s Czech subsidiaries over the fair value of their net assets at the date of acquisition. Under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is no longer subject to amortization over its estimated useful life; rather, goodwill is subject to at least an annual assessment for impairment applying a fair-value based test. The impairment assessment requires the Company to compare the fair value of its Czech Republic reporting unit, the Company’s only reporting unit as defined under SFAS No. 142, to its carrying value (the net equity of the Company) to determine whether there is an indication that an impairment exists. The fair value of the Czech Republic reporting unit is determined through a combination of recent appraisals of the Company’s real property and a multiple of earnings before interest, taxes, depreciation and amortization, which was based on the Company’s experience and data from independent third parties. During the second quarters of 2005 and 2004, as required by SFAS No. 142, the Company performed the fair-value based testing of the carrying value of goodwill related to its Czech Republic reporting unit, and determined that no recording of impairment losses was warranted.

Foreign Currency Translation. The Company complies with SFAS No. 52, “Foreign Currency Translation,” which states that for foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts and cash flows are translated at exchange rates in effect at the end of the year and resulting translation adjustments are included in “accumulated other comprehensive income.”  Statement of operations accounts are translated applying monthly averages of daily exchange rates on the respective monthly local statement of operations accounts for the year.

Earnings Per Common Share. The Company complies with SFAS No. 128, “Earnings per Share,” which states that basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the dilutive effect of common stock equivalents on an average basis during the period. The Company’s common stock equivalents currently include stock options and warrants. Unexercised warrants and stock options to purchase shares of common stock as of December 31, 2005 and 2004 are approximately 196,742 and 64,043 respectively.

Income Taxes. The Company complies with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

Revenue Recognition. Casino revenue is the net win from gaming activities, which is the difference between gaming wagers and the amount paid out to patrons. Revenues generated from ancillary services, including sales of food, beverage, cigarettes, and casino logo merchandise are recognized at the time the related services are performed and represent less than three percent of total revenues.

Promotional Allowances. Promotional allowances primarily consist of food and beverages furnished gratuitously to customers. For the years ended December 31, 2005 and 2004, revenues do not include the retail amount of food and beverage of $1,873 and $1,403, respectively, provided gratuitously to customers. The cost of these items of $826 and $650, respectively, is included in cost of revenues.

External Advertising. External advertising expenses are charged to operations as incurred and were $1,418 and $753 for the years ended December 31, 2005 and 2004, respectively.

Fair Value of Financial Instruments. The fair values of the Company’s assets and liabilities that qualify as financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” approximate their carrying amounts presented in the accompanying consolidated balance sheets at December 31, 2005 and 2004.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-Lived Assets. The Company adheres to SFAS No. 144, “Accounting for the Impairment on Disposal of Long-Lived Assets” and periodically reviews the carrying value of its long-lived assets in relation to historical results, as well as management’s best estimate of future trends, events and overall business climate. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would then estimate the future cash flows (undiscounted and without interest charges). If such future cash flows are insufficient to recover the carrying amount of the assets, then impairment is triggered and the carrying value of any impaired assets would then be reduced to fair value.

Stock-based compensation. The Company complies with the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosures.”

The Company applies Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans and, accordingly, no compensation cost has been recognized because stock options granted under the plans were at exercise prices which were equal to or above the market value of the underlying stock at date of grant. Had compensation expenses been determined as provided by SFAS No. 123 using the Black-Scholes option pricing model, the pro forma effect on the Company’s net income and income per share would have been the following for the years ended December 31, 2005 and 2004, respectively:

	2005	2004
Net income, as reported	$79	$1,247
Stock-based employee compensation determined under the fair value-based method, net of related tax effects	(58)	(9)
Pro forma net income	$21	$1,238
Income per common share, basic and diluted
As reported	$0.02	$0.25
Pro forma	$0.00	$0.25

The fair value of each option grant is calculated using the following weighted average assumptions:

	2005	2004

Expected life (years)	6.8	10
Risk-free rate	4.4%	4.2%
Volatility	137%	143%
Dividend yield	0%	0%

New Accounting Pronouncements. In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25 (“APB No. 25”). Among other items, SFAS No. 123R eliminates the use of APB No. 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS No. 123R for the Company is the first quarter of 2006. SFAS No. 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but also permits entities to restate financial statements of previous periods, either for all prior periods presented or to the beginning of the fiscal year in which the statement is adopted, based on previous pro forma disclosures made in accordance with SFAS No. 123. The Company has not yet determined which of the methods it will use upon adoption.

The Company currently utilizes the Black-Scholes option pricing model to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, it also permits the use of a “lattice” model. The Company expects to continue using the Black-Scholes option pricing model upon adoption of SFAS No. 123R to measure the fair value of stock options.

The adoption of this Statement will have the effect of reducing net income and income per share as compared to what would be reported under the current requirements. These future amounts cannot be precisely estimated because they depend on, among other things, the number of options issued in the future, and accordingly, the Company has not determined the impact of adoption of this statement on its results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”), and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for, and reporting of, a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. We are not required to adopt the provisions of SFAS No. 154 until June 1, 2006, although earlier adoption is permitted. We are currently evaluating the provisions of SFAS No. 154.

NOTE 3 - Property and Equipment

At December 31, 2005 and 2004, property and equipment consists of the following:

	2005	2004
Land	$2,067	$2,242
Building and improvements	9,973	10,353
Gaming equipment	237	237
Furniture, fixtures and other equipment	4,428	4,758
	16,705	17,590
Less accumulated depreciation and amortization	(4,058)	(3,673)

	$12,647	$13,917

NOTE 4 - Long-Term Debt

At December 31, 2005 and 2004, long-term debt consists of the following:

	2005	2004
Interest Notes (a)	$455	$1,311
Replacement Notes (b)	1,550	1,550
Route 59 building acquisition loan (c)	460	1,026
Route 55 construction term loan (d)	2,082	447

	$4,547	$4,334

(a)	The Interest Notes, which have three-year terms, provide for monthly payments of principal and interest of approximately $78 through June 2006.

(b)

The Replacement Notes, which have seven-year terms, have tiered, simple interest rates: 6% for the first three years, 9.3% for the fourth year and 10% for the fifth through the seventh years. For the first three years of the term, one half of the accrued annual interest is payable, beginning on July 26, 2004, with the accrued interest balance payable at maturity. For the last four years of the term, all annual interest accrued will be payable in full on July 26 of each of these last four years.

(c)

In March 2002, the Company exercised its right to buyout (purchase) the Route 59 building lease. The building lease buyout of €1,600, or approximately $1,900 using the 2005 year-end exchange rate, was financed by a loan from a local Czech Republic bank. The bank note, which is payable in monthly installments through December 2006, bears interest at 6.2% per annum and is collateralized by the Route 59 building, the Company’s Rozvadov casino and an employee housing building.

(d)

In December 2004, the Company drew 10 million CZK (approximately $408) from the 60 million CZK, 5.95% interest per annum, 58-month term loan it received from GE Capital Bank a.s. for the construction of Casino Route 55. The Company drew down the balance of the loan by March 2005 and commenced repayment, as per the loan agreement in May 2005. The loan is subject to certain financial covenants and collaterized by the land, building, furniture, fixtures and equipment in Dolni Dvoriste and the lot in Folmava.

Principal payments due on long-term debt are as follows:

Year ending December 31,	Amount
2006	$1,380
2007	511
2008	511
2009	510
2010	1,635

$4,547

NOTE 5 - Accrued Expenses and Other Current Liabilities

At December 31, 2005 and 2004, accrued expenses and other current liabilities consist of the following:

	2005	2004
Accrued payroll	$628	$699
Accrued bonuses/incentives	—	371
Operational accruals	261	328
Accrued finder’s fee	212	—

	$1,101	$1,398

NOTE 6 – Commitments and Contingencies

Lease Obligations. The Company is obligated under several operating leases expiring through 2010. Future aggregate minimum annual rental payments under all of these leases for the next five years are as follows:

Year ending December 31,	Amount
2006	$114
2007	127
2008	96
2009	97
2010	43

Rent expense under these operating leases was approximately $97 and $109 for the years ended December 31, 2005 and 2004, respectively.

The Company is also obligated under operating leases relative to slot equipment. Future rental payments under these leases are based on a percentage of revenue.

Lease Termination. In December 2005 and pursuant to the lease, the Company closed Hollywood Spin Restaurant and Slot Bar (“Hollywood Spin”). The decision to close the unit was based upon lack of attendance at the mall. The Company alleges that the landlord failed to honor its contractual obligation under the lease relative to efforts to bring attendance to the mall. Accordingly, the Company is considering its legal options relative to this issue.

There were no significant amounts to accrue pursuant to SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” as personnel and a majority of the property and equipment were relocated from Hollywood Spin to the Company’s other casinos.

Employment Agreements. The Company has entered into employment agreements with certain of its executives, which provide for annual compensation plus, in most cases, participation in future benefit programs and stock options plans. As of December 31, 2005, future annual compensation under these employment agreements is as follows:

Year ending December 31,	Amount
2006	$550
2007	550

Pursuant to a renewal of the employment agreement with the Company’s Chief Executive Officer (“CEO”) in July 2005, the CEO received a grant of seven year options to purchase an aggregate total of 175,000 shares of the Company’s Common Stock in allotments of 35,000 shares per annum over a five year vesting period. These options are exercisable at prices, depending on point in time, ranging from $2.80 per share on July 1, 2005 to $4.11 per share on January 1, 2012. Also pursuant to the July 2005 employment agreement with the Company’s CEO, upon reaching designated earnings per share targets, the CEO will be granted 75,000 restricted shares of the Company’s Common Stock in 25,000 allotments.

401 (k) and Profit Sharing Plan. The Company maintains a contributory 401(k) plan and a profit sharing plan. These plans are for the benefit of all eligible U.S. employees, who may have up to 15% of their salary withheld, not to exceed $14 (in the year ended December 31, 2005). The Company makes a matching contribution based on a portion of salary withheld. The Company made 401(k) plan contributions of $36 in 2005 and $31 in 2004.

Taxing Jurisdiction. The Czech Republic currently has a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include gaming tax, VAT, charity tax, and payroll (social) taxes. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges, create tax risks in the Czech Republic. Management believes that it has adequately provided for tax liabilities.

NOTE 7 – Risks and Uncertainties

Regulation and Licensing. The Company’s operations are subject to regulation by each local jurisdiction in which it operates or plans to operate, as well as federal laws and the laws of any foreign country. Each of the Company’s officers may be subject to strict scrutiny and approval from a gaming commission or another regulatory body of each jurisdiction in which the Company may conduct gaming operations.

In 1998, the Czech Republic House of Deputies passed an amendment to the gaming law, which restricted foreign ownership of casino licenses. In response, the Company restructured its subsidiaries and Czech legal entities to comply with the amendment and was subsequently granted a 10-year gaming license. There can be no assurance that the authorities in the Czech Republic will not amend the gaming law as it pertains to foreign ownership of casino licenses. In the event the gaming laws are amended in the future, it may have a material adverse effect on the Company’s future profitability and operations. Further, there has been increased competition in the areas where the Company operates because local municipalities no longer have control over the issuance of casino licenses, thereby effectively eliminating exclusivity.

Foreign Activities. The Company’s operations are entirely outside of the United States. Operating internationally involves additional risks relating to such things as currency exchange rates, different legal and regulatory environments, political and economic risks relating to the stability or predictability of foreign governments, differences in the manner in which different cultures conduct business, difficulties in staffing and managing foreign operations, differences in financial reporting, operating difficulties, and different types of criminal threats, and other factors. The occurrence of any of these risks, if severe enough, could have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Cash. Cash consists of cash in banks and on hand. The Company maintains its bank accounts at several financial institutions, which, at times, may exceed Federal Deposit Insurance Corporation (“FDIC”) insured limits. In addition, the FDIC does not insure the Company’s foreign cash, which totaled approximately $1,995 and $2,521 at December 31, 2005 and 2004, respectively. The Company has not incurred any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 8 – Related Parties

At December 31, 2005 and 2004, approximately $372 and $1,072, respectively, of the Interest Notes were held by Value Partners, Ltd., an approximate 45% owner of the Company’s issued and outstanding common stock as of December 31, 2005. Related interest expense was approximately $60 and $114 for the years ended December 31, 2005 and 2004, respectively.

During the year ended December 31, 2005, the Company utilized the services of an attorney who is the brother of the Company’s managing director of Czech operations. Fees paid to the attorney during 2005 aggregated approximately $12. At December 31, 2005, approximately $1 was owed to the attorney for services rendered through such date.

NOTE 9 - Stockholders’ Equity

In December 2005, the Company completed the private placement of 2,794,188 shares of its common stock with several “accredited investors,” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, of shares of Common Stock, for an aggregate purchase price of $4,750 or $1.70 per share, the then listed market price of the Company’s common stock. The placement agent received 15,000 shares of the Company’s common stock at $25 or $1.70 per share, as partial consideration for its finder’s fee. Associated costs of the private placement (the “$4,750 Capital Raise”), which included finder’s fees, and legal and accounting fees, totaled approximately $257 and have been reflected as a reduction of additional paid-in capital.

In April 2004, the Board of Directors approved a one (1) for one hundred (100) reverse stock split. Stockholders’ equity was restated to give retroactive recognition to the stock split for all periods presented by reclassifying from common stock to additional paid-in capital from the par value of the diminished shares arising from the reverse split. Additionally, all references in the consolidated financial statements to the number of shares and per share amount were restated. As part of the reverse stock split, the Company’s authorized shares of Common Stock were effectively reduced from 950,000,000 to 9,500,000. There were no changes to the Company’s authorized preferred stock, which remains at 4,000,000 shares, with no shares of preferred stock issued or outstanding.

NOTE 10 - Other Assets and Liabilities

Other Assets. Included in other assets are restricted deposits, aggregating 24,000 CZK, relating to Czech license bond requirements. Using year-end exchange rates, these deposits have been translated to $978 and $1,073 at December 31, 2005 and 2004, respectively.

Other long-term liabilities. At December 31, 2005 and 2004, other long-term liabilities consisted of the following:

	2005	2004
Compensation plan reserve	$—	$400
Promissory Note	—	285
Deferred executive incentives	315	295
Accrued Interest	93	46
Capitalized leases	52	—

Total	$460	$1,026

NOTE 11 - Income Taxes

In the Czech Republic, gaming income is not subject to corporate income tax. In lieu of income taxes, gaming income is subject to other taxes in the Czech Republic, including gaming and charity taxes, which are primarily based on percentages of gaming revenues. Foreign net operating loss carry-forwards (disclosed below), were derived from non-gaming activities and can only be applied against non-gaming activities.

At December 31, 2005, the Company had U.S. and foreign net operating loss carry forwards (“NOL’s”) of approximately $28,894 and $2,606, respectively, available to offset certain future taxes payable. However, based on limited analysis, the February 2001 warrant exercise or earlier events may have triggered significant limitations of preexisting U.S. NOL’s, pursuant to Internal Revenue Code Section 382, to the extent that substantially all of the Company’s existing U.S. NOL’s prior to February 2001, aggregating approximately $17,172, may be significantly limited. The U.S. NOL’s generated subsequent to February 2001, aggregating approximately $11,722 resulted in an estimated $4,689 deferred tax asset at December 31, 2005 and the foreign NOL resulted in an estimated $677 deferred tax asset at December 31, 2005. A full valuation allowance has been established for these deferred tax assets since its realization is considered unlikely.

The U.S. NOL’s expire between 2009 and 2025. The foreign NOL’s expire between 2006 and 2010. During the year ended December 31, 2005, approximately $155 of foreign NOL’s expired. The following table presents the U.S. and foreign components of pretax income before income taxes for the years ended December 31, 2005 and 2004:

	2005	2004

U.S.	$(1,557)	$(358)
Foreign	1,636	1,605

	$79	$1,247

The Company’s effective income tax rate differs from the U.S. federal statutory income tax rate primarily because gaming income, the Company’s primary revenue source, is not subject to income tax. Further, the Company’s effective income tax rate differs from the U.S. statutory income tax rate as a result of the Company maintaining a full valuation allowance on its NOL’s.

NOTE 12 - Stock Options and Warrants

Stock Options

The activity in the stock option plans is as follows:

	Number of Options	Range of Exercise Price	Weighted Average Exercise Price

Balance outstanding, January 1, 2004	9,360	$3.00-83.00	$27.10

Granted	3,000	2.00-4.00	3.06

Expired	(1,100)	12.00-61.00	56.55

Exercised	(200)	4.00	4.00

Balance outstanding, December 31, 2004	11,060	$2.00-83.00	$18.32

Granted	175,300	2.00-3.05	2.80

Expired	(1,000)	61.00	61.00

Balance outstanding, December 31, 2005	185,360	$2.00-83.00	$3.41

Exercisable, December 31, 2005	45,360	$2.00-83.00	$5.30

The option exercise price per share was equal to or above the market value of the underlying stock on the date of grant. Options generally expire between five and ten years after the date of grant or earlier upon termination, as defined in the plans.

Additional information about the Company’s outstanding stock options at December 31, 2005 is as follows:

		Weighted
		Average
		Remaining	Weighted
		Contractual	Average
Range of	Number of	Life	Exercise
Exercise Prices	Shares	(in Years)	Price

$0.01 to $2.00	575	8.40	$2.00
$2.01 to $3.00	175,375	6.51	$2.80
$3.01 to $4.00	2,875	8.10	$3.48
$4.01 to $5.00	2,075	6.52	$5.00
$5.01 to $10.00	1,725	7.39	$6.26
$10.01 to $25.00	1,155	5.16	$17.48
$25.01 to $50.00	420	3.87	$36.60
$50.01 to $75.00	1,100	0.84	$62.18
$83.00	60	3.75	$83.00
	185,360	6.50	$3.41

Warrants

For the years ended December 31, 2005 and 2004, warrant activity is as follows:

		Balance		Balance,			Balance,
Exercise Price	Warrants	January 1,	Exercised	December 31,	Exercised	Expired	December 31,
per Share	Expiring	2004	2004	2004	2005	2005	2005

$150.00	12/31/2005	32,001	—	32,001	—	(32,001)	—
100.00	12/31/2005	9,600		9,600		(9,600)	—
1.00	3/31/2008	11,382		11,382			11,382

		52,983	—	52,983	—	(41,601)	11,382

All warrants outstanding at December 31, 2005 are exercisable.

2004 Equity Incentive Plan

In May 2004, TWC’s Board of Directors (the “Board”) unanimously adopted the 2004 Equity Incentive Plan (“2004 Equity Plan”), which was subsequently approved by the shareholders of the Company at its Annual Meeting held in June 2004. The 2004 Equity Plan stipulates that no further grants will be made under the 1998 Stock Option Plan (the “1998 Plan”) and the 10,800 shares of Common Stock remaining available for grant under the 1998 Plan were added to those available for grant under the 2004 Equity Plan.

Further, the 2004 Equity Plan provides that certain awards made under the plan will be eligible to be “qualified performance-based compensation” that are exempt from the $1,000 deduction limit imposed on publicly-held corporations by Section 162(m) of the Internal Revenue Code and 262,383 shares of Common Stock will be authorized and available for issuance pursuant to awards granted under the 2004 Equity Plan, including 10,800 shares previously available for grant under the 1998 Plan.

Under the 2004 Equity Plan, any employee of the Company or the Company’s affiliates who is not a member of the Compensation Committee may be designated by the Compensation Committee as a participant and receive awards thereunder. Non-employee directors of the Company are not eligible to receive awards under the 2004 Equity Plan. Type of awards which may be granted include stock options, stock appreciation rights, restricted stock and restricted stock units, other stock-based awards and performance awards.

The 2004 Equity Plan contains the following provisions: (i) No stock option repricings (without the approval of the Company’s shareholders); (ii) limitations on shares other than for stock options; (iii) no discounts on stock options: (iv) minimum one year vesting periods for all awards (including stock options); (v) minimum three year vesting periods for restricted stock and other stock-based awards; and (vi) no “evergreen” provisions.

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

March 31, 2006 and December 31, 2005

(in thousands, except for share data)

	March 31, 2006	December 31, 2005
	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash	$4,867	$6,596
Prepaid expenses	243	315
Other current assets	319	268

Total current assets	5,429	7,179

PROPERTY AND EQUIPMENT, less accumulated depreciation of of $4,356 and $3,705, respectively	12,965	12,647

OTHER ASSETS:

Goodwill	5,120	4,942
Deposits and other assets	1,259	1,257

Total other assets	6,379	6,199

	$24,773	$26,025

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Long-term debt, current maturities	$1,078	$1,380
Accounts payable	976	1,762
Interest payable	74	51
Czech tax accrual	1,717	2,724
Accrued expenses and other current liabilities	1,195	1,101

Total current liabilities	5,040	7,018

LONG-TERM LIABILITIES:

Long-term debt, less current maturities	3,092	3,167
Other	478	460

Total long-term liabilities	3,570	3,627

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:

Preferred stock, $.001 par value, 4,000,000 shares authorized, none issued
Common stock, $.001 par value, 9,500,000 shares authorized, 7,840,869 shares issued and outstanding	8	8
Additional paid-in capital	47,743	47,743
Accumulated other comprehensive income	3,979	3,460
Accumulated deficit	(35,567)	(35,831)

Total stockholders’ equity	16,163	15,380

	$24,773	$26,025

See accompanying notes to condensed consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME (LOSS)

Three Months Ended March 31, 2006 and 2005

(in thousands, except for share data)

	2006	2005
	(Unaudited)	(Unaudited)

REVENUES	$6,039	$5,639

COSTS AND EXPENSES:
Cost of revenues	3,558	3,442
Depreciation and amortization	168	188
Selling, general and administrative	2,005	2,358
	5,731	5,988

INCOME (LOSS) FROM OPERATIONS	308	(349)

OTHER INCOME (EXPENSE):
Interest expense, net	(43)	(81)
Foreign exchange loss	(1)	(4)
Other	—	(36)
	(44)	(121)

NET INCOME (LOSS)	264	(470)

Other comprehensive income (loss), foreign currency translation adjustments, net of tax	519	(565)

COMPREHENSIVE INCOME (LOSS)	$783	$(1,035)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	7,840,869	5,031,681
Diluted	7,880,444	5,031,681

EARNINGS (LOSS) PER COMMON SHARE:
Basic	$0.03	$(0.09)
Diluted	$0.03	$(0.09)

See accompanying notes to condensed consolidated financial statements

TRANS WORLD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2006 and 2005

(in thousands)

	2006	2005
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$264	$(470)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	168	188
Gain on sale of equipment		(3)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	179	(49)
Deposits and other assets	—	13
Accounts payable	(729)	(103)
Interest payable	23	28
Czech tax accrual	(1,146)	(344)
Accrued expenses and other current liabilities	55	326

NET CASH USED BY OPERATING ACTIVITIES	(1,186)	(414)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(162)	(2,261)
Proceeds from the sale of assets		3

NET CASH USED IN INVESTING ACTIVITIES	(162)	(2,258)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt		2,182
Principal payments on long-term debt	(452)	(314)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(452)	1,868

EFFECT OF EXCHANGE RATE CHANGES ON CASH	71	(22)

NET DECREASE IN CASH	(1,729)	(826)

CASH:
Beginning of period	6,596	2,686

End of period	$4,867	$1,860

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$47	$56

TRANS WORLD CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands except for share data)

1.               Basis of Presentation.

The accompanying condensed consolidated financial statements of Trans World Corporation and Subsidiaries (collectively, the “Company” or “TWC”) as of March 31, 2006 and December 31, 2005 and for the three-month periods ended March 31, 2006 and 2005 reflect all adjustments of a normal and recurring nature to fairly present the consolidated financial position, results of operations and cash flows for the interim periods. These unaudited, condensed consolidated financial statements have been prepared by the Company according to the instructions for Form 10-QSB and Article 10 of Regulation S-X. Pursuant to these instructions, certain financial information and footnote disclosures normally included in such financial statements have been condensed or omitted.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto, together with management’s discussion and analysis or plan of operations, contained elsewhere in this prospectus. The results of operations for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may occur for the year ending December 31, 2006.

The condensed consolidated balance sheet as of December 31, 2005 was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles.

2.               Liquidity.

At March 31, 2006, the Company’s working capital surplus increased to approximately $389,000 from approximately $161,000 at December 31, 2005, primarily from improved consolidated results.

The Company’s management initiated several capital improvement programs, including the renovation and expansion of Route 59 and gaming equipment purchases, to further enhance its products and thereby improve operational results. In addition, management is in active discussions to secure additional financing to acquire and develop new business units, including the potential construction of hotels in Hatě and Folmava, Czech Republic, as well as the potential acquisition of existing hotels and casinos in Europe. There can be no assurances that management’s plans will be realized.

The Company’s management believes that its cash resources at March 31, 2006 and anticipated cash to be provided by 2006 operations will be sufficient to fund its activities for the year ending December 31, 2006.

3.               Summary of Selected Significant Accounting Policies.

(a)          Earnings per share – The Company complies with accounting and disclosure requirements of Statement of Financial of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per share.”  Basic earnings (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share incorporate the dilutive effect of common stock equivalents on an average basis during the period. The Company’s common stock equivalents currently include stock options and warrants. Unexercised warrants and stock options to purchase 196,217 shares of common stock as of March 31, 2006 were included in the computation of diluted earnings (loss) per common share, if such unexercised warrants and stock options were “in-the-money.”  Unexercised warrants and options to purchase 62,918 shares of common stock as of March 31, 2005 were not included in the computation of diluted earnings per common share, because to do so would be anti-dilutive.

(b)         Stock-based compensation - The Company complies with Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” issued in December 2004. SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25 (“APB No. 25”). Among other items, SFAS No. 123R eliminates the use of APB No. 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards as of the vested date in the financial statements. The effective date of SFAS No. 123R for the Company is the first quarter of 2006. SFAS No. 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments vested after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but also permit entities to restate financial statements of previous periods, either for all prior periods presented or to the beginning of the fiscal year in which the statement is adopted, based on previous pro forma disclosures made in accordance with SFAS No. 123. Accordingly, the Company has adopted the modified prospective method of recognition, and has recognized the cost, if any, in its financial statements for the quarter ended March 31, 2006 and for all future reporting periods.

The Company currently utilizes the Black-Scholes option pricing model to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, it also permits the use of a “lattice” model. The Company expects to continue using the Black-Scholes option pricing model in connection with its adoption of SFAS No. 123R to measure the fair value of stock options.

(c)          Foreign Currency Translation - The Company complies with SFAS No. 52, “Foreign Currency Translation,” which states that for foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts and cash flows are translated at exchange rates in effect at the end of the year and resulting translation adjustments are included in “accumulated other comprehensive income.”  Statement of income accounts are translated applying monthly averages of daily exchange rates on the respective monthly local statement of income accounts for the year.

(d)         New accounting pronouncement - In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction Replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” (APB 20), and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The Company is not required to adopt the provisions of SFAS No. 154 until June 1, 2006, although earlier adoption is permitted. The Company is currently evaluating the provisions of SFAS No. 154.

4.               Stockholders’ Equity.

In December 2005, the Company completed the private placement of 2,794,188 shares of its common stock with several “accredited investors,” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, for an aggregate purchase price of $4,750 or $1.70 per share, the then listed market price of the Company’s common stock (the “4,750 Capital Raise”). The placement agent received 15,000 shares of the Company’s common stock at $25 or $1.70 per share, as partial consideration for its finder’s fee. Associated costs of the $4,750 Capital Raise, which included finder’s fees, and legal and accounting fees, totaled approximately $257 and have been reflected as a reduction of additional paid-in capital.

5.               Subsequent Event.

On April 4, 2006, as part of its capital improvement program, the Company made a deposit of approximately $352 on its commitment to purchase certain gaming equipment. The total purchase commitment for the gaming equipment is for approximately $700.

TRANS WORLD CORPORATION

6,452,045 Shares

Common Stock

$0.001 par value per share

June 27, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Our Articles of Incorporation, as amended, as filed in Exhibit 3.1 hereof, and our Bylaws, as amended, as filed in Exhibit 3.2 hereof, provide that we must indemnify our directors, our officers and any other person whom we have the power to indemnify to the fullest extent permitted under Nevada law, against liability, reasonable expense or other matter whatsoever. The effect of these provisions is potentially to indemnify our directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with us.

Our amended Articles of Incorporation and Bylaws also permit us to maintain insurance on behalf of our company and any person whom we have the power to indemnify. We have purchased directors and officers liability insurance.

Item 25. Other Expenses of Issuance and Distribution.

Expenses incurred (or expected to be incurred relating) to this Registration Statement are as follows. The amounts set forth below are estimates except for the SEC registration fee.

Description	Amount

SEC registration fee	$1,760.44
Edgarization and printing expenses	5,000.00
Professional fees and expenses	85,000.00
Transfer agent’s and registrar’s fees and expenses	2,000.00
Miscellaneous	10,000.00
Total	$103,760.44

The Registrant will bear all of the expenses shown above.

Item 26. Recent Sales of Unregistered Securities.

Set forth below is information regarding the issuance and sales of our securities without registration for the past three (3) years prior to the date of this Registration Statement.

On December 22 and 27, 2005, we issued an aggregate of 2,809,188 shares of our common stock to certain accredited investors as that term is defined in Rule 502 of Regulation D promulgated under the Securities Act of 1933, as amended, at a purchase price of $1.70 per share. The securities were issued in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933, as amended (the Securities Act), and Rule 506 of Regulation D promulgated under the Securities Act. The purchasers were not solicited through any form of general solicitation or advertising. The purchasers represented to us, among other things, that they were acquiring the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof, that they were “accredited investors” as that term is defined in Rule 502 of Regulation D promulgated under the Securities Act and appropriate legends were placed upon the securities issued. All purchasers were provided, and acknowledged that they had adequate access to, information about us.

Other than the securities mentioned above, we have not issued or sold any securities without registration for the past three (3) years from the date of this Registration Statement.

Item 27. Exhibits

Item No	Item	Method of Filing
3.1(a)	Articles of Incorporation	Incorporated by reference to Exhibit 3.1 contained in the registration statement on Form SB-2 (File No. 33-85446-A).

3.1(b)	Certificate of Amendment to Articles of Incorporation	Incorporated by reference to Exhibit 3.1 contained in the Form 10-KSB for the fiscal year ended December 31, 2000 (File No. 0-25244)

3.1 (c)	Certificate of Amendment to Articles of Incorporation	Incorporated by reference to Exhibit 3.1 contained in the Form 10-KSB for the fiscal year ended December 31, 2004 (File No. 0-25244)

3.1 (d)	Certificate of Amendment to Articles of Incorporation	Incorporated by reference to Exhibit 3.1 contained in the Form 8-K for December 22, 2005 (File No. 0-25244).

3.2	Bylaws	Incorporated by reference to Exhibit 3.2 contained in the registration statement on Form SB-2 (File No. 33-85446-A).

4.1	Specimen Common Stock Certificate	Incorporated by reference to Exhibit 4.1 contained in the registration statement on Form SB-2 (File No. 33-85446-A).

4.2

Indenture dated March 31, 1998, as supplemented on October 29, 1998. October 15, 1999 and September 10, 2001, among the registrant, TWC International U.S. Corporation, TWC Finance Corp. and U.S. Trust Company of Texas, N.A.

Incorporated by reference to Exhibit 4(1) contained in the Form 8-K filed on April 14, 1998 (File No.0-25244).

4.3	Indenture dated March 31, 1998, as supplemented on October 29, 1998, October 15, 1999 and September 10, 2001, between TWC International U.S. Corporation and U.S. Trust Company of Texas, N.A.	Incorporated by reference to Exhibit 4(III) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244).

4.4	Series A Warrant to Purchase Common Stock dated March 31, 1998	Incorporated by reference to Exhibit 4(VI) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)

4.5	Series B Warrant to Purchase Common Stock dated March 31, 1998	Incorporated by reference to Exhibit 4(VII) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)

4.6	Series C Warrant to Purchase Common Stock dated March 31, 1998	Incorporated by reference to Exhibit 4(II) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)

4.7	Series G Warrant to Purchase Common Stock dated March 31, 1999	Incorporated by reference to Exhibit 10.49 contained in the Form 10-KSB filed on May 30, 2000 (File No. 0-25244)

4.8	Agreement to Amend Warrants dated March 31, 1998 among the Company and the named Holders	Incorporated by reference to Exhibit 4(VIII) contained in the Form 8-K filed on April 14, 1998 (File No. 0-25244)

5.1	Opinion of Elias, Matz, Tiernan & Herrick, L.L.P. regarding the legality of shares issued	*

10.1	1993 Incentive Stock Option Plan	Incorporated by reference to Exhibit 10.13 contained in the registration statement on Form SB-2 (File No. 33-85446-A).

10.2	Loan Agreement dated June 11, 1997 between the Company and Value Partners	Incorporated by reference to Exhibit 10.36 contained in the Form 8-K filed on June 17, 1997 (File No. 0-25244)

10.3	Loan Agreement dated October 27, 1997, between Value Partners, and the Company	Incorporated by reference to Exhibit 10.39 contained in the Form 10-QSB for the quarter ended September 30, 1997, filed on November 12, 1997 (File No. 0-25244)

10.4	Employment Agreement between the Company and Rami S. Ramadan dated July 12, 1999	Incorporated by reference to Exhibit 10.1 contained in the Form 8-K filed on July 13, 1999 (File No. 0-25244)

10.5	Amendment to Employment Agreement between the Company and Rami S. Ramadan dated July 1, 2002	Incorporated by reference to Exhibit 10.5 contained in the Registration Statement on Form S-4 (File No. 333-101028)

10.6	1998 Incentive Stock Option Plan	Incorporated by reference to Exhibit 10.46 contained in the Form 10-KSB filed on May 26, 2000 (File No. 0-25244)

10.7	1999 Non-Employee Director Stock Option Plan	Incorporated by reference to Exhibit 10.47 contained in the Form 10-KSB filed on May 26, 2000 (File No. 0-25244)

10.8	Form 12% Secured Senior Note due March 2005	Incorporated by reference to Exhibit 10.48 contained in the Form 10-KSB filed on May 26, 2000 (File No. 0-25244)

10.9	English Restatement of the Spanish Agreement of Sale of Casino de Zaragoza	Incorporated by reference to Exhibit 99.2 contained in the Form 8-K filed on January 9, 2002 (File No. 0-22544)

10.10	Form of Fourth Supplemental Trust Indenture by and among Trans World Corporation, TWG International U.S. Corp., TWG Finance Corp. and the Bank of New York Trust Company of Florida, N.A. (as Trustee)	Incorporated by reference to Exhibit 10.10 contained in the Registration Statement on Form S-4 (File No. 333-101028)

10.11	Waiver and Forbearance of Covenant Violations (Interest) – Primary Indenture	Incorporated by reference to Exhibit 10.11 contained in the Registration Statement on Form S-4 (File No. 333-101028)
10.12	Waiver and Forbearance of Covenant Violations (Interest) – Finance Indenture	Incorporated by reference to Exhibit 10.12 contained in the Registration Statement on Form S-4 (File No. 333-101028)

10.13	Indemnification Agreement by and between Value Partners, Ltd., Trans World Corporation and TWG International U.S. Corporation dated February 12, 2003	Incorporated by reference to Exhibit 10.13 contained in the Registration Statement on Form S-4 (File No. 333-101028)

10.14	Agreement and Plan of Recapitalization dated June 25, 2003 between the Company and the named Holders	Incorporated by reference to Exhibit 4.9 contained in the Registration Statement on Form S-4 (File No. 333-101028)

*  Previously filed.

10.15	Form of 8% Rate Promissory Note due 2006	Incorporated by reference to Exhibit 4.10 contained in the Registration Statement on Form S-4 (File No. 333-101028)

10.16	Form of Variable Rate Promissory Note due 2010	Incorporated by reference to Exhibit 4.11 contained in the Registration Statement on Form S-4 (File No. 333-101028)

10.17	2004 Equity Incentive Plan, as amended	*

10.18	Renewal and Amendment of Employment Agreement between the Company and Rami S. Ramadan, Effective as of July 1, 2005	Incorporated by reference to Exhibit 10.18 contained in the Form 10-KSB for the year ended December 31, 2005 (File No. 0-25244)

10.19	Selling Stockholder Agreement	*

10.20	Registration Rights Agreement	Filed herewith.

10.21	Form of Amendment to Selling Stockholder Agreement	Filed herewith

21.1	Subsidiaries of the Registrant	*

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith

24.1	Power of Attorney	Included on Signature page

*  Previously filed.

Item 28. Undertakings.

The small business issuer will:

(1)  file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)  include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  include any additional or changed material information on the plan of distribution.

(2)  For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)  For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)  Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for the liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on June 26, 2006.

By:	/s/ Rami S. Ramadan
Rami S. Ramadan
President and Chief Executive Officer

By:	/s/ Rami S. Ramadan
Rami S. Ramadan
Chief Financial Officer and
Principal Accounting Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date stated.

By:	/s/ Rami S. Ramadan	Date: June 26, 2006
Rami S. Ramadan
President, Chief Executive Officer and Director

By:	/s/ Malcolm M.B. Sterrett by Rami S. Ramadan, his Attorney-In-Fact	Date: June 26, 2006
Malcolm M.B. Sterrett
Director

By:	/s/ Geoffrey B. Baker by Rami S. Ramadan, his Attorney-In-Fact	Date: June 26, 2006
Geoffrey B. Baker
Director

By:	/s/ Timothy G. Ewing by Rami S. Ramadan, his Attorney-In-Fact	Date: June 26, 2006
Timothy G. Ewing
Director

By:	/s/ Julio E. Heurtematte by Rami S. Ramadan, his Attorney-In-Fact	Date: June 26, 2006
Julio E. Heurtematte
Director